PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this "**Agreement**") is executed by and between **KW Funds-One Technology, LLC**, a Delaware limited liability company ("**Seller**") and **HARTMAN XX LIMITED PARTNERSHIP**, a Texas limited partnership ("**Buyer**").

In consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

1.
PURCHASE AND SALE

1.1   Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell and convey to Buyer, and Buyer hereby agrees to purchase from Seller, all of Seller's right, title and interest in and to the following described property (herein collectively called the "**Property**"):

(a)   Land. Those certain tracts of land locally known as One Technology Center, 7411 John Smith Drive, San Antonio, Texas 78229 (the "**Land**"), being more particularly described on *Exhibit A* attached hereto and made a part hereof.

(b)   Easements. All easements, if any, benefiting the Land or the Improvements (as defined in Section 1.1(d) of this Agreement).

(c)   Rights and Appurtenances. All rights and appurtenances pertaining to the Land, including any right, title and interest of Seller in and to adjacent streets, alleys or rights-of-way.

(d)   Improvements. All improvements known as One Technology Center (the "**Improvements**") in and on the Land.

(e)   Leases. Seller's interest as landlord under all leases (the "**Leases**") of space in the Property and all refundable tenant security deposits and letters of credit held by Seller on the Closing Date (as defined in Section 6.1 of this Agreement).

(f)   Tangible Personal Property. All appliances, fixtures, equipment, machinery, furniture, carpet, drapes and other personal property owned by Seller and located on or about the Land and the Improvements (the "**Tangible Personal Property**"), including, without limitation, those items of personal property set forth on *Exhibit E* attached hereto.

(g)   Contracts. Seller's interest (to the extent the same is assignable) under the Contracts (as defined in Section 4.1.2 of this Agreement) other than the Rejected Contracts (as defined hereinafter).

All Easements, Rights and Appurtenances, Improvements, Leases, Tangible Personal Property and Contracts relating or applicable to the Land are referred to herein as the "**Property**."

1.2   Excluded Property. The following items shall be and hereby are excluded from the property to be conveyed and/or transferred hereunder:

(a)   Insurance Policies and Proceeds. Except as may be expressly set forth in Section 7.2 below, Seller's interest under any and all insurance policies held by or on behalf of Seller, and proceeds payable thereunder, which Seller, during the term of this Agreement, will give written notice to Buyer if any such proceeds are paid to Seller of upon Seller's receipt of such proceeds.

(b)   Management Software. Seller's management software program.

(c)   Rebates. All rebates, credits, refunds and/or reimbursements (including, without limitation, any and all utility deposits) that at any time on or prior to the Closing Date are paid or payable in respect of the ownership and/or operation of the Property.

(d)   Website. Any internet website maintained by Seller and/or any affiliate of Seller, whether with respect to the Property or otherwise.

2.
PURCHASE PRICE

2.1   Purchase Price. The purchase price (the "**Purchase Price**") for the Property, shall be the sum of TWENTY MILLION FIFTY THOUSAND and No/100 Dollars ($20,050,000.00). The Purchase Price shall be subject to prorations and adjustments as set forth in this Agreement. The Purchase Price shall be paid by Buyer to Seller at the "**Closing**" (as defined in Section 6.1 below) by wire transfer of immediately available funds to the Title Company on the Closing Date in accordance with wire transfer instructions to be provided by the Title Company, subject to prorations and adjustments as aforesaid.

3.
EARNEST MONEY

3.1   Earnest Money. Buyer shall deliver to Chicago Title Insurance Company, 725 S. Figueroa St., Suite 200, Los Angeles, CA 90017, Attn: Terri Gervasi ("**Title Company**"), within three (3) business days after the "Effective Date" (as defined below in Section 9.15), an earnest money deposit in the amount of Five Hundred Thousand and No/100 Dollars ($500,000.00), which deposit, together with all interest accrued thereon, are herein collectively referred to as the "**Deposit**." The Deposit is non-refundable subject to the following: 1) in the event the sale of the Property is consummated under this Agreement, the Deposit shall be paid to Seller and applied as a credit against the Purchase Price at Closing; and, 2) in the event Buyer terminates this Agreement in accordance with any right to terminate expressly granted to Buyer by the terms of this Agreement, then so long as Buyer is not then in default, the Deposit shall be returned to Buyer, and no party shall have any further rights or obligations under this Agreement, except for such obligations which by their terms expressly survive the termination of this Agreement (the "**Surviving Obligations**").

3.2   Independent Contract Consideration. Contemporaneously with the execution and delivery of this Agreement, Buyer has delivered to Seller, and Seller hereby acknowledges the receipt of, the sum of One Hundred ($100.00) (the "**Independent Contract Consideration**"), which amount the parties bargained for and agreed to as consideration for Buyer's exclusive right to inspect and purchase the Property pursuant to this Agreement and for Seller's execution, delivery and performance of this Agreement. The Independent Contract Consideration is in addition to and independent of any other consideration of payment provided in this Agreement, is non-refundable, and, upon the Effective Date hereof, is fully earned and will be retained by Seller notwithstanding any other provision of this Agreement.

4.
CONDITIONS TO CLOSING

4.1   Due Diligence Deliveries. Attached hereto as *Exhibit B* is a list of due diligence items relating to the Property (collectively, the "**Due Diligence Items**"), and Seller shall deliver to Buyer through a secure website and/or make available at the Property the Due Diligence Items within five (5) days of the Effective Date, to the extent such items are in Seller's possession and control.

4.1.1   Approval Period. During the period commencing on Wednesday, September 9, and expiring on Friday, October 9, 2015 at 5:00 p.m. Central Time (the "**Approval Period**"), the following matters shall be conditions precedent to Buyer's obligations under this Agreement:

(a)   Buyer's being satisfied in Buyer's sole discretion that the Property is suitable for Buyer's intended uses; and

(b)   Buyer's being satisfied, in Buyer's sole discretion, with the Due Diligence Items.

Buyer shall be entitled to terminate this Agreement by timely written notice thereof to Seller at any time prior to the expiration of the Approval Period, if, in Buyer's sole and absolute discretion, Buyer decides not to consummate the purchase of the Property contemplated hereby. In such event, this Agreement will be deemed to have terminated as of the date of Seller's receipt of such written notice of termination from Buyer, and, in such event, the Deposit shall be returned to Buyer and neither party shall have any further obligation hereunder except for the Surviving Obligations.

4.1.2   Contracts. Attached hereto as *Exhibit F* and incorporated herein is a list of all service contracts, equipment leases and maintenance contracts currently affecting the Property (collectively, the "**Contracts**"). Seller agrees to assign and Buyer agrees to assume all of the Contracts at Closing; provided, however, that Buyer shall notify Seller in writing prior to the expiration of the Approval Period in the event Buyer desires to have any of the Contracts canceled by Seller at Closing (the "**Rejected Contracts**"). Seller hereby agrees to send cancellation notices with respect to the Rejected Contracts not later than Closing so long as the Rejected Contracts, by their terms, are terminable upon thirty (30) days or less notice without payment of a fee or penalty; failing which, Buyer shall be obligated to assume such Rejected Contracts at Closing, and to obtain any consents to the assignment thereof that may be required.

4.1.3   Title Commitment. Seller shall convey good and indefeasible title to the Property to Buyer at Closing, subject only to the "**Permitted Encumbrances**" (defined below). Within three (3) business days following the Effective Date, Seller shall request that Title Company deliver to Buyer a commitment for a standard Texas Owner's Policy of Title Insurance issued by Title Company (the "**Title Commitment**"), insuring good and indefeasible fee simple title to the Property, together with the best available copies of all exceptions listed therein. Buyer shall have until ten (10) business days after receipt of the Title Commitment and exception documents to deliver to Seller written notice of Buyer's objections to title and survey matters (the "**Title Objection Letter**"). If Buyer fails to object in a timely manner, Buyer shall be deemed to have approved the Title Commitment, the survey, and all matters shown in such instruments. Seller shall have the right, but not the obligation, to cure Buyer's objections to title and survey matters. Seller shall notify Buyer in writing within five (5) days following Seller's receipt of the Title Objection Letter concerning which title and/or survey objections, if any, Seller has agreed to cure. In the event that Seller does not undertake to cure all of the objections in the Title Objection Letter to Buyer's reasonable satisfaction (or does not timely respond to the Title Objection Letter), then Buyer shall have the right for five (5) days after receipt of Seller's response to the Title Objection Letter (or five (5) days following the expiration of the period within which Seller was to so respond) to either (i) waive any such title objection in writing and proceed to Closing (in which event such waived title objection shall be deemed to be a "Permitted Encumbrance", as defined below), or (ii) terminate this Agreement and receive a refund of the Deposit. Notwithstanding anything herein to the contrary, Buyer's failure to terminate this Agreement prior to the expiration of the Approval Period shall constitute Buyer's election to waive any objections which Seller has not agreed to cure. All exceptions set forth in the Title Commitment which are not objected to by Buyer (including matters initially objected to by Buyer which objections are subsequently waived or are deemed to be waived as provided above) are herein collectively called the "**Permitted Encumbrances**".

           4.1.4   Survey. Contemporaneously with the execution of this Agreement, Seller has furnished to Buyer and the Title Company, the current survey of the Property, dated July 27, 2015, last revised August 6, 2015, prepared by Jones & Carter, Inc., certified to by Michael A. Romans, R.P.L.S. No. 4657, attached hereto as *Exhibit L*, which was not originally ordered by Seller (the "**Existing Survey**") together with the Certificate of Determination, attached hereto as *Exhibit M*, from the City of San Antonio confirming that a replat of the Property is not required. If Buyer desires to recertify the Existing Survey, Buyer may do so at its cost and expense; provided however, none of the Approval Period, the Closing Date or any other time period provided for under this Agreement will be extended because of Buyer's election to recertify the Existing Survey. If Buyer desires to update and/or recertify the Existing Survey or obtain a new survey, at Closing Seller will reimburse Buyer for the cost to update and/or recertify the Existing Survey or obtain a new survey in an amount up to One Thousand One Hundred and No/100 Dollars ($1,100.00); provided that Seller's name and the Title Company's name will also be added to the certification of the Existing Survey or any new survey.

4.2   Inspection. Buyer, at its sole risk and expense, may conduct such tests and inspections of the Property as Buyer deems appropriate; provided, however, Buyer must obtain Seller's prior written approval, which may be granted or withheld in Seller's sole discretion, of the scope and method of any environmental testing or inspections (other than a non-invasive Phase I environmental site assessment and asbestos testing), prior to Buyer's commencement of such tests or inspections. If Buyer elects to obtain such Phase I environmental site assessment, the environmental engineering company to conduct such testing and related inspections shall be subject to the prior written approval of Seller. Buyer, at Buyer's sole expense, shall repair any and all damage resulting from any of the tests, studies, inspections and investigations performed by or on behalf of Buyer pursuant to this Section 4.2 (provided that mere discovery of an adverse condition shall not constitute damage), and Buyer shall and hereby agrees to indemnify, defend and hold Seller, its partners, members, managers, officers, employees, agents and representatives harmless from and against all claims for bodily injury or property damage which may be asserted or recovered against any of the foregoing indemnitees arising by reason of the tests, studies, inspections and investigations performed hereunder, which obligation of indemnification shall survive the Closing or any expiration or termination of this Agreement for a period of six (6) months; provided however, that such indemnity shall exclude any claim, liability, damage, loss, costs and expenses arising from the mere discovery of a pre-existing condition. Buyer, its engineers, architects, employees, contractors, consultants, and agents (collectively, the "**Buyer Parties**") shall maintain commercial liability insurance policies, in an amount not less than Two Million and No/100 Dollars ($2,000,000.00), insuring against claims arising as a result of the inspection of the Property. Prior to commencing any inspections, Buyer shall deliver to Seller a certificate of insurance evidencing the existence of the aforesaid policies and naming Seller, Seller's management company and Seller's lender as additional insureds by endorsement. Buyer shall provide Seller with not less than 24 hours' advance written notice regarding any such entry, which notice shall be given to Mark Kent, Asset Manager, being a representative of Seller, at Seller's Austin address, 9442 Capital of Texas Highway North, Plaza II, Suite 140, Austin, Texas 78759. With respect to any entry upon the Property, Seller shall be entitled to have a representative of Seller, designated by Mark Kent, accompany Buyer or the party entering the Property on behalf of Buyer.

4.3   Buyer's Representations and Warranties. Buyer represents and warrants to Seller that:

(a)   Buyer has the full right, power and authority, without the joinder of any other person or entity, to enter into, execute and deliver this Agreement and to perform all duties and obligations imposed on Buyer under this Agreement.

(b)   Neither the execution nor the delivery of this Agreement, nor the consummation of the purchase and sale contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of this Agreement conflict with or will result in the breach of any of the terms, conditions, or provisions of any agreement or instrument to which Buyer is a party or by which Buyer or any of Buyer's assets is bound.

(c)   Neither Buyer nor any of its constituents or affiliates have engaged in any dealings or transactions, directly or indirectly: (i) in contravention of any U.S., international or other money laundering regulations or conventions, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, The United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, Trading with the Enemy Act (50 U.S.C. 1 et seq., as amended), or any foreign asset control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto; or (ii) in contravention of Executive Order No. 13224 dated September 24, 2001 issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), as may be amended or supplemented from time to time ("**Anti-Terrorism Order**") or on behalf of terrorist or terrorist organizations, including those persons or entities that are included on any relevant lists maintained by the United Nations, North Atlantic Treaty Organization, Organization of Economic Cooperation and Development, Financial Action Task Force, U.S. Office of Foreign Assets Control, U.S. Securities & Exchange Commission, U.S. Federal Bureau of Investigation, U.S. Central Intelligence Agency, U.S. Internal Revenue Service, or any country or organization, all as may be amended from time to time. Neither Buyer nor any of its constituents or affiliates (i) are or will be conducting any business or engaging in any transaction with any person appearing on the U.S. Treasury Department's Office of Foreign Assets Control list of restrictions and prohibited persons, or (ii) are a person described in section 1 of the Anti-Terrorism Order, and neither Buyer nor any of its constituents or affiliates have engaged in any dealings or transactions, or otherwise been associated with any such person.

(d)   No Consents. No consent, license, approval, order, permit or authorization of, or registration, filing or declaration with, any court, administrative agency or commission or other Governmental Authority or instrumentality, domestic or foreign, is required to be obtained or made in connection with the execution, delivery and performance of this Agreement or any of the transactions required or contemplated hereby.

Buyer's representations and warranties set forth in this Section 4.3 shall survive the Closing or termination of this Agreement for six (6) months.

4.4   Seller's Representations and Warranties. Seller represents and warrants to Buyer, only as to its respective property, as follows:

(i)   Seller has the full right, power, and authority, without the consent or joinder of any other person or entity, to enter into, execute and deliver this Agreement, and to perform all duties and obligations imposed on Seller under this Agreement;

(ii)   neither the execution nor the delivery of this Agreement, nor the consummation of the purchase and sale contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of this Agreement conflict with or will result in the breach of any of the terms, conditions, or provisions of any agreement or instrument to which Seller is a party or by which Seller or any of Seller's assets is bound;

(iii)   to Seller's actual knowledge, except as disclosed to Buyer in writing, there is no existing, pending or threatened litigation, lawsuit or proceeding affecting the Property;

(iv)   to Seller's actual knowledge, Seller has not received any written notice of any violation of any governmental requirements concerning the Property, which has not been remedied;

(v)   to Seller's actual knowledge, Seller has not received, with respect to the Property, written notice from any governmental authority regarding any change to the zoning classification of the Land, any condemnation proceedings or proceedings to widen or realign any street or highway adjacent to the Land or that otherwise affects the Land or the Improvements;

(vi)   to Seller's actual knowledge, the list of the Contracts attached hereto as *Exhibit F* is true, correct and complete in all material respects as of the date hereof;

(vii)   to Seller's actual knowledge, except for those tenants in possession of the Property under written leases for space in the Property, as shown on the rent roll attached hereto as *Exhibit G* (the "**Rent Roll**"), there are no parties in possession of, or claiming any possession to, any portion of the Property; and

(viii)   to Seller's actual knowledge, the Rent Roll, which includes the list of all security deposits and letters of credit, is true, correct and complete in all material respects.

For purposes of this Agreement, all references to "Seller's actual knowledge", "the knowledge of Seller" or any similar reference shall be deemed to refer to the current actual knowledge of Mark Kent, without any special investigation, imputation or inquiry. All of Seller's foregoing representations and warranties expressly shall survive the Closing for a period of six (6) months. Notwithstanding anything to the contrary contained in this Agreement, in the event that Buyer or its agents, employees, representatives, contractors or consultants obtains knowledge prior to Closing that any of Seller's representations or warranties were untrue when made in any material respect, or if Seller has delivered or made available to Buyer information with respect to the Property at any time prior to the Closing Date (as hereinafter defined), and such information indicates that any such representations or warranties were not true when made in any material respect, then (i) Buyer shall be deemed to have knowledge thereof (herein, "**Deemed Knowledge**"), (ii) such representation or warranty automatically and without further action shall be deemed to be qualified by such Deemed Knowledge, and (iii) Buyer's sole and exclusive remedy as a result thereof shall be to terminate this Agreement and receive a refund of the Deposit (thereby waiving any and all rights and remedies otherwise available to Buyer with respect to such breach of which Buyer has Deemed Knowledge), and thereafter, Buyer and Seller shall have no further rights or obligations under this Agreement except for the Surviving Obligations. If, notwithstanding that Buyer has Deemed Knowledge of any such matter, as aforesaid, Buyer nevertheless elects to close the transaction contemplated by this Agreement, then Buyer shall be deemed to have waived any and all rights and remedies otherwise available to Buyer with respect to such breach of which Buyer has Deemed Knowledge, which waiver expressly shall survive Closing. Notwithstanding anything in this Agreement to the contrary, it is expressly agreed and understood that none of the members of Seller or the officers, employees, affiliates, or agents (including, without limitation, Mark Kent) of Seller shall be liable under this Agreement, and all parties hereto shall look solely to the assets of Seller for the payment of any claim or the performance of any obligation of Seller. Additionally, notwithstanding anything in this Agreement to the contrary, it is expressly agreed and understood that (x) the maximum liability of Seller under this Agreement with respect to any and all claims or causes of action arising following Closing as a result of a breach by Seller of any representation or warranty contained in this Agreement in no event shall exceed the sum of Five Hundred Thousand and No/100 Dollars ($500,000.00), in the aggregate; and (y) the amount of compensatory damages or losses as a result of any such claims or causes of action in the aggregate must exceed Twenty Five Thousand and No/100 Dollars ($25,000.00) to be actionable by Seller. The terms of this paragraph shall survive the Closing or any earlier termination of this Agreement. **BUYER, ON BEHALF OF ITSELF AND ITS PARTNERS, PARENT COMPANIES (IF ANY), EMPLOYEES, AGENTS, SUCCESSORS AND ASSIGNS, ATTORNEYS AND OTHER REPRESENTATIVES, AND EACH OF THEM, HEREBY RELEASES SELLER FROM AND AGAINST AND HEREBY WAIVES ANY AND ALL INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE AND EXEMPLARY DAMAGES.**

5.
COVENANTS OF SELLER

5.1   Operation of Property. From the Effective Date through and including the Closing Date, Seller agrees to operate, manage and maintain the Improvements in the ordinary course of business in accordance with Seller's practices prior to the date hereof, normal wear and tear and casualty damage excepted, including, but not limited to continuing repair and preventative maintenance and the maintenance of adequate insurance with respect thereto.

5.2   Third-Party Contracts. From the Effective Date through and including the Closing Date, Seller agrees to enter into only those third-party contracts which are necessary to carry out its obligations under Section 5.1 and which shall be cancellable on thirty (30) days written notice and without payment of any fee or penalty. Except as set forth in the immediately preceding sentence, Seller shall not, without Buyer's prior written consent in each instance (which consent shall not be unreasonably withheld or delayed), enter into any other contract or agreement that will be an obligation affecting the Property or binding on Buyer after the Closing.

5.3   Leasing of Property. Seller will continue to conduct leasing activity for the Property in accordance with Seller's current leasing practices up to the expiration of the Approval Period. Buyer hereby acknowledges and understands that Seller is in the process of negotiating leases and amendments, as applicable, with each of Maxim Health Care, Inc. and Galen College of Nursing to occupy new premises and expand its respective leased premises (and/or renew the term of such tenant's Lease), respectively and as applicable (hereinafter, collectively, the "**Expanded Leases**"). Except as otherwise provided in the subsequent provisions of this Section 5.3, Buyer shall have no approval rights with respect to the Expanded Leases or Expanded Lease Documents (defined below). Seller hereby agrees to provide Buyer with final drafts of the Expanded Leases, together with all exhibits thereto and all documents to be executed or approved by Seller, as landlord, or either tenant, under the Expanded Leases, including, without limitation, letters of intent, commission agreements, side letter agreements and tenant work letters (collectively, the "**Expanded Lease Documents**"), as soon as the same are available for Buyer's review. Seller agrees that all leasing activity conducted by Seller from and after the expiration of Approval Period shall be in accordance with Seller's current leasing practices; provided that:

(i)   Seller may enter into one or both of the Expanded Leases and Expanded Lease Documents after the expiration of the Approval Period

(ii)   Without the prior consent of the Buyer, which consent shall not be unreasonably withheld or conditioned, the Seller shall not execute any new Material Lease (defined below) or amend, terminate or accept the surrender of any Lease under which the tenant occupies more than 5,000 net rentable square feet of space (each, a "**Material Lease**"), except that Seller is authorized to accept the surrender of any Material Leases at the end of their existing terms. If a new Material Lease or an amendment, renewal or extension of a Material Lease requires the Buyer's consent and the Buyer does not object in writing within seven (7) days after receipt of a copy of such lease, amendment, extension or renewal and current financial statements for the tenant and proposed guarantor(s), together with a written request for the Buyer's approval of such contract, then the Buyer shall be deemed to have approved such lease or amendment.

(iii)   If the Seller enters into any lease after the date of this Agreement in accordance herewith, then unless such lease required the Buyer's approval pursuant to this Agreement and such approval was not obtained, the Buyer shall assume such lease at Closing.

5.4   Estoppels. Within five (5) days after the expiration of the Approval Period, Seller will deliver estoppel certificates in the form attached hereto as *Exhibit J* (unless another form is specifically provided for in a Lease) ("**Tenant Estoppel Certificates**") to all of the tenants of the Property and will promptly deliver copies of all Tenant Estoppel Certificates executed by such tenants to Buyer after Seller's receipt of the same. By not later than the Closing Date, Buyer shall have received executed Tenant Estoppel Certificates not disclosing any facts, claims or information evidencing a material variation from the information set forth in the applicable tenant lease or otherwise disclosed to Buyer in writing, to be dated not more than thirty (30) days prior to the Closing Date, from (i) all tenants that occupy 10,000 rentable square feet of space or greater and (ii) tenants representing at least seventy-five percent (75%) of the remaining currently-occupied square footage of the Property. Notwithstanding the first sentence of this Section 5.4 to the contrary, if within thirty (30) days after the Effective Date Buyer provides to Seller a form of estoppel that Buyer's prospective lender requires, Seller will use reasonable efforts to have such form of estoppel executed by the tenants that are described in this Section 5.4; provided however, that any such tenant's failure to execute such form of estoppel shall not be a default by Seller under this Agreement.

5.5   From the Effective Date through and including the Closing Date and promptly upon obtaining knowledge of the institution of any proceedings for the condemnation of the Property, or any portion thereof, or any other proceedings arising out of injury or damage to the Property, or any portion thereof, Seller will notify Buyer of the pendency of such proceedings.

5.6   From the Effective Date through and including the Closing Date, Seller will notify Buyer promptly of any litigation, arbitration or administrative hearing concerning or affecting the Property of which Seller has received notice.

6.
CLOSING

6.1   Closing. The closing of the transaction contemplated hereby (the "**Closing**) shall be held at the offices of the Title Company, located at the address set forth in Section 9.1 hereof, on Tuesday, November 10, 2015 (the "**Closing Date**"), unless the parties mutually agree in writing upon another place, time or date. Seller and Buyer agree that the Closing shall be consummated through an escrow closing with the Title Company acting as escrow agent.

6.2   Possession. Possession of the Property shall be delivered to Buyer at the Closing, subject only to tenants (and their assignees and subtenants, if any) in possession under the Leases, as set forth on the Rent Roll delivered at Closing.

6.3   Proration. Except as otherwise set forth below, all income and expenses in connection with the operation of the Property shall be apportioned as of 12:01 a.m. on the day of the Closing Date, as if Buyer were vested with title to the Property during the entire Closing Date, such that Seller shall have the benefit of income and the burden of expenses for the day preceding the Closing Date and the Buyer shall have the benefit of income and the burden of expenses for the Closing Date and thereafter. The following items shall be prorated at Closing: (i) all rents and other amounts payable by the tenants under the Leases for the month in which the Closing occurs, (ii) real estate and personal property taxes and other assessments with respect to the Property for the year in which the Closing occurs, and (iii) all operating expenses relating to the ownership and operation of the Property; provided that with respect to GSA-Veteran Administration (which tenant occupies Suites 100, 108, 110 and 120) the rent for the month in which Closing occurs shall be prorated as if the same was collected by Seller as landlord on the first day of such month because its rent is collected in arrears. Utilities shall be canceled by Seller and reestablished in Buyer's name on the Closing Date, and Seller shall reasonably cooperate with Buyer with respect to the transfer of utilities so that service is not interrupted; otherwise, utilities shall be prorated between Seller and Buyer at Closing, with such proration to be readjusted at such time as final utility bills become available. Any amounts unpaid under the Contracts which Buyer elects or is obligated to assume at Closing shall be prorated between Seller and Buyer at Closing.

        (a)   If the Closing shall occur before rents and all other amounts payable by the tenants under the Leases including without limitation Additional Rent (defined below) have been paid for the month in which the Closing occurs, the apportionment of such rents and other amounts shall be upon the basis of such rents and other amounts received by Seller. Subsequent to the Closing, if any such rents and other amounts are received by Buyer, all such amounts shall be applied in the following order: (i) first to rent and other amounts payable by tenants which are due for the month in which Closing occurs, (ii) next, to rent and other amounts payable by tenants which are due for the period following the month in which Closing occurs, and (iii) the balance to delinquent rent and other amounts payable by tenants relating to the period prior to the month in which Closing occurs. Any amounts received by Buyer that are to be applied to periods prior to Closing will be delivered by Buyer to Seller within thirty (30) days after receipt. Any amounts received by Seller subsequent to the Closing that are to be applied to periods following Closing will be delivered by Seller to Buyer within thirty (30) days after receipt, and calculated as aforesaid.

        For the purposes of this provision, the term "Additional Rent" shall mean amounts payable under any Lease for (i) the payment of additional rent based upon a percentage of the tenant's business during a specified annual or other period, (ii) so-called common area maintenance or "CAM" charges, and (iii) so-called "escalation rent" or additional rent based upon increases in real estate taxes or operating expenses or labor costs or cost of living or porter's wages or otherwise. As to any Additional Rent in respect of an accounting period that shall have expired prior to the Closing but which is payable after the Closing, the Buyer shall pay the entire amount over to the Seller upon the Buyer's receipt thereof.

        The Buyer shall bill tenants who owe rents for periods prior to the Closing on a monthly basis following the Closing and use commercially reasonable efforts to attempt to collect such past due rents, but shall not be obligated to engage a collection agency or take legal action to collect such amount. The Seller shall furnish to the Buyer all information relating to the period prior to the Closing that is reasonably necessary for the billing of such rent and the Buyer will deliver to the Seller, concurrently with the delivery to tenants, copies of all statements relating to rent for a period prior to the Closing. The Buyer shall bill tenants for rents for accounting periods prior to the Closing in accordance with and on the basis of such information furnished by the Seller.

For a period of twelve (12) months following the Closing, Buyer agrees to provide Seller with reasonable access to Buyer's books, records and accounts relating to the operation of the Property in order that Seller may verify compliance with the preceding terms and provisions of this Section 6.3(a).

(b)   If the Closing shall occur before the tax rate or the assessed valuation of the Property is fixed for the then current year, the apportionment of taxes shall be upon the basis of the tax rate for the immediately preceding year applied to the latest assessed valuation, and such proration of taxes shall be final.

(c)   Seller shall be entitled to receive refunds for any and all deposits which Seller has made with utility companies.

(d)   At Closing, Seller shall credit to Buyer the amount of all unforfeited deposits under the Leases. For the purposes of this Section 6.3(d) the term "unforfeited deposits" means any refundable deposits which are held by Seller and which Seller has not applied, and is not entitled to apply, against delinquent rents, property damage or otherwise. Any security deposits in form other than cash (including letters of credit), if any, shall be transferred to the Buyer by way of appropriate instruments of transfer or assignment as soon as practicable after Closing.

Seller shall be responsible for payment of all Leasing Costs (defined below) incurred in connection with any Leases executed prior to the Effective Date (the "**Seller's Leasing Costs**"). To the extent any Seller's Leasing Costs have not been fully paid as of the Closing Date, the Buyer shall receive a credit at the Closing against the Purchase Price in the amount of the balance of the Seller's Leasing Costs remaining to be paid, and the Buyer shall assume all obligations of the Seller to pay the balance of the Seller's Leasing Costs as to which the Buyer shall have received such credit and to perform the obligations associated with the same. Seller will provide a list of Seller's Leasing Costs, if any, as **Exhibit K**, attached hereto. Buyer shall be responsible for and hereby indemnifies, defends and holds Seller harmless from and against all Leasing Costs relating to renewals, amendments, expansions and extensions of Leases, in each case to the extent such Leasing Costs relate to renewal, expansion or extension rights of tenants under such Leases that are exercised or amendments that are entered into, after the Approval Date.

"Leasing Costs" shall mean, with respect to a particular Lease, all capital costs, expenses incurred for capital improvements, equipment, painting, decorating, partitioning and other items to satisfy the initial construction obligations of the landlord under such Lease (including any expenses incurred for architectural or engineering services in respect of the foregoing), "tenant allowances" in lieu of or as reimbursements for the foregoing items, payments made for purposes of satisfying or terminating the obligations of the tenant under such Lease to the landlord under another lease (i.e., lease buyout costs), costs of base building work, relocation costs, temporary leasing costs, leasing commissions (including all reasonable amounts charged by the landlord under such Lease to its own agents for commissions on leasing transactions), brokerage commissions, legal, design and other professional fees and costs, in each case, to the extent the landlord is responsible for the payment of such cost or expense under the relevant

Lease or any other agreement relating to such Lease, and specifically excluding any items which a tenant, or other party, is obligated to reimburse to landlord, other than through the payment of base rent.

All of the obligations of Seller and Buyer set forth in this Section 6.3 shall survive the Closing. If final prorations cannot be made at Closing for any item being prorated, then Buyer and Seller agree to reallocate such items on a fair and equitable basis as soon as invoices or bills are available and applicable reconciliation with tenants have been completed. Upon Buyer's prior written request, for a period of one (1) year following the Closing, Seller shall make Seller's books and records available to Buyer during normal business hours for inspection, copying and audit by Buyer's designated accountants, at Buyer's expense, in order to comply with any Securities and Exchange Commission requirements related to Rule 3-14 of Regulation S-X. In no event shall Seller incur any liability whatsoever in conjunction with any related audit.

6.4   Closing Costs. Buyer shall pay, on the Closing Date, (a) one-half of any escrow fees of the Title Company, (b) all costs relating to any endorsements, extended coverage or other modifications to the Owner's Policy of Title Insurance issued pursuant to the Title Commitment, as well as all title insurance costs relating to any mortgagee's policy of title insurance, (c) all costs and expenses directly or indirectly relating to Buyer's financing of the Property, including without limitation, loan fees, recording fees and the fees of lender's counsel, (d) one-half of recording and filing fees for the Deed, (e) the fees of Buyer's counsel, (f) except as provided forth in Section 4.1.4 hereof to be paid by the Seller in an amount up to $1,100.00, the cost to update and/or recertify the Existing Survey or obtain a new survey, and (g) any other expenses incurred by Buyer, or its consultants or representatives in inspecting and evaluating the Property or closing this transaction. Seller shall pay, on the Closing Date, (u) the cost of the base premium for the Owner's Policy of Title Insurance issued pursuant to the Title Commitment, (v) the commission due to Broker, (w) one-half of recording and filing fees for the Deed, (x) one-half of any escrow fees of the Title Company, (y) the fees of Seller's counsel and (z), to the extent not paid by Seller prior to the Closing, the cost of the Existing Survey provided by Seller to Buyer plus the amount of to $1,100.00 as provided forth in Section 4.1.4 hereof. All other fees, costs and expenses not expressly addressed in this Section 6.4 or elsewhere in this Agreement shall be allocated between Seller and Buyer in accordance with applicable local custom for similar transactions.

6.5   Seller's Obligations at the Closing. At the Closing, Seller shall deliver to Buyer the following:

(a)   Deed. A Special Warranty Deed (the "**Deed**") from Seller conveying the Land and the Improvements to Buyer, in the form attached to this Agreement as *Exhibit C*.

(b)   Evidence of Authority. Such organizational and authorizing documents of Seller as shall be reasonably required by the Title Company to evidence Seller's authority to consummate the transactions contemplated by this Agreement.

(c)   Foreign Person. An affidavit from Seller certifying that Seller is not a "foreign person," as defined in the federal Foreign Investment in Real Property Tax Act of 1980, and the 1984 Tax Reform Act, as amended, in the form attached to this Agreement as *Exhibit I*.

(d)   Leases. The originals, or copies should originals not be available, of the Leases, and together with all keys in Seller's possession, and together with all related lease files in Seller's possession, which shall be delivered on-site.

(e)   Contracts. Originals, or copies should originals not be available, of all of the Contracts other than the Rejected Contracts.

(f)   Affidavit. An owner's affidavit, in form reasonably required by the Title Company, concerning mechanics' liens, parties in possession and similar matters.

6.6   Buyer's Obligations at the Closing. At the Closing, Buyer shall deliver to Seller the following:

(a)   Purchase Price. The Purchase Price, payment of which shall be made by wire transfer of immediately available funds to the account of the Title Company for the benefit of Seller. In the event payment of the Purchase Price is not received by Seller, by wire transfer of immediately available funds, on or before 4:00 p.m. Central Time on the Closing Date, then the parties shall recalculate prorations hereunder based upon the date on which Seller has in fact received the Purchase Price, by wire transfer of immediately available funds, on or before 4:00 p.m. Central Time. The preceding sentence shall in no event constitute a waiver by Seller of any breach of this Agreement by Buyer.

(b)   Evidence of Authority. Such organizational and authorizing documents of Buyer as shall be required by the Title Company to evidence Buyer's authority to consummate the transactions contemplated by this Agreement.

6.7   Documents to be Executed by Seller and Buyer. At the Closing, Seller and Buyer shall each execute and deliver the following:

(a)   Tenant Notices. Signed statements or notices to all tenants of the Property, in the form attached to this Agreement as *Exhibit H*, notifying such tenants that the Property has been transferred to Buyer and that Buyer is responsible for security deposits (specifying the amounts of such deposits) returnable under the Leases and notifying such tenants of the new address where tenants are to make rental payments after the Closing.

(b)   Assignment and Assumption of Personal Property, Leases and Service Contracts. An "Assignment and Assumption of Personal Property, Leases and Service Contracts" (the "**Assignment**"), in the form attached to this Agreement as *Exhibit D*.

(c)   Settlement Statements. Settlement Statements, in conformity with the terms of this Agreement and otherwise in form acceptable to Seller and Buyer, shall be executed by Seller and Buyer, respectively, and delivered to Title Company.

7.
RISK OF LOSS

7.1   Condemnation. If, prior to the Closing, action is initiated to take the Land and Improvements, or part thereof, by eminent domain proceedings or by deed in lieu thereof, which taking will have a material adverse effect on the continued operation of the Property, Buyer shall elect, within ten (10) days following Buyer's receipt of written notice regarding such condemnation, to either (a) terminate this Agreement, by delivering written notice of such termination to Seller within such ten (10) day period, in which event the Deposit shall be returned to Buyer by Title Company, and neither party shall have any further rights or obligations hereunder except for the Surviving Obligations, or (b) consummate the Closing, in which latter event all of Seller's assignable right, title and interest in and to the award of the condemning authority shall be assigned to Buyer at the Closing and there shall be no reduction in the Purchase Price. Failure of Buyer to timely provide such notice of termination shall be deemed an election by Buyer to proceed to Closing.

7.2   Casualty. If the Improvements, or any part thereof, suffers any damage equal to or in excess of Four Hundred Thousand and No/100 Dollars ($400,000.00) prior to the Closing from fire or other casualty, as determined by Seller, then Seller shall notify Buyer accordingly in writing, whereupon Buyer shall elect in writing, within ten (10) days following Buyer's receipt of such written notice from Seller to either (a) terminate this Agreement, in which event the Deposit shall be returned to Buyer by Title Company, and neither party shall have any further rights or obligations hereunder, other than the Surviving Obligations, or (b) consummate the Closing, in which event all of Seller's right, title and interest in and to the proceeds of any insurance covering such damage, shall be assigned to Buyer at the Closing and there shall be no reduction in the Purchase Price. Failure of Buyer to timely provide such notice of termination shall be deemed an election by Buyer to proceed to Closing. If the Improvements, or any part thereof, suffers any damage less than Four Hundred Thousand and No/100 Dollars ($400,000.00) prior to the Closing, as determined by Seller, then Seller shall notify Buyer accordingly in writing, and Buyer agrees that it will consummate the Closing in which event all of Seller's right, title and interest in and to the proceeds of any insurance covering such damage shall be assigned to Buyer at the Closing, and Buyer shall receive a credit against the Purchase Price in the amount of any deductible under Seller's casualty insurance policy, and there shall be no reduction in the Purchase Price.

8.
DEFAULT

8.1   Breach by Seller. In the event that the transaction contemplated hereunder is not consummated due to a material Seller default, and Buyer is not in default hereunder, Buyer shall be entitled, as its sole and exclusive remedy, at law or in equity, to either (i) terminate this Agreement in which event the Deposit shall be returned to Buyer by Title Company, and neither party shall have any further rights or obligations hereunder other than the Surviving Obligations, or (ii) pursue the remedy of specific performance of Seller's obligations under this Agreement; but an action for specific performance must be legally commenced within sixty (60) days after the Closing Date or be forever barred.

8.2   Breach by Buyer. In the event that the transaction contemplated hereunder is not consummated due to a Buyer default, and Seller is not in default hereunder, Seller, as its sole and exclusive remedy, may terminate this Agreement and thereupon shall be entitled to the Deposit as liquidated damages (and not as a penalty). Seller and Buyer have made this provision for liquidated damages because it would be difficult to calculate, on the date hereof, the amount of actual damages for such breach, and Seller and Buyer agree that these sums represent a reasonable forecast of such damages. Seller's remedy under this Section 8.2 shall not be in derogation of, nor in any manner limit, Buyer's indemnification obligations set forth in this Agreement.

8.3   Notice and Opportunity to Cure. Seller and Buyer each agree to provide the other party with written notice of any default by the other party under this Agreement, and a period of five (5) business days following the other party's receipt of such notice within which to cure such default; provided, however, that no such notice and opportunity to cure shall be applicable with respect to a party's failure to timely close, nor shall any such notice and cure period extend beyond the Closing Date.

9.
MISCELLANEOUS

9.1   Notices. All notices, demands and requests which may be given or which are required to be given by either party to the other, and any exercise of a right of termination provided by this

Agreement, shall be in writing and shall be deemed effective either: (a) on the date personally delivered to the address below, as evidenced by written receipt therefor, whether or not actually received by the person to whom addressed; (b) on the third (3rd) business day after being sent, by certified or registered mail, return receipt requested, postage prepaid, addressed to the intended recipient at the address specified below; (c) on the first business day after being deposited into the custody of a nationally recognized overnight delivery service such as Federal Express Corporation, addressed to such party at the address specified below; or (d) on the date delivered by facsimile to the respective numbers specified below, provided confirmation of facsimile is received and further provided any such facsimile notice shall be sent by one of the other permitted methods of providing notice on the next succeeding business day. For purposes of this Section 9.1, the addresses of the parties for all notices are as follows (unless changed by similar notice in writing given by the particular person whose address is to be changed):

If to Seller Before September 15, 2015:

> KW Funds-One Technology, LLC
> c/o Kennedy Wilson, Inc.
> 9701 Wilshire Blvd., Suite 700
> Beverly Hills, California 90212
> Attn: Nancy Haag
> Tel: (310) 887-6215
> Fax: (310) 887-6459
> E-mail: nhaag@kennedywilson.com

and

> Kent Mouton, Esq.
> Kennedy Wilson, Inc.
> 9701 Wilshire Blvd., Suite 700
> Beverly Hills, California 90212
> Tel: (310) 887-6276
> Fax: (310) 887-3410
> E-mail: kmouton@kennedywilson.com

If to Seller After September 15, 2015:

> KW Funds-One Technology, LLC
> c/o Kennedy Wilson, Inc.
> 151 S. El Comino Drive
> Beverly Hills, California 90212
> Attn: Nancy Haag
> Tel: (310) 887-6215
> Fax: (310) 887-6459
> E-mail: nhaag@kennedywilson.com

and

> Kent Mouton, Esq.
> Kennedy Wilson, Inc.
> 151 S. El Comino Drive
> Beverly Hills, California 90212
> Tel: (310) 887-6276
> Fax: (310) 887-3410
> E-mail: kmouton@kennedywilson.com

with a copy to:	Eleanor Chote Jewart
	Husch Blackwell LLP
	111 Congress Avenue, Suite 1400
	Austin, Texas 78701
	Tel: (512) 479-9718
	Fax: (512) 226-7343
	E-mail: cacki.jewart@huschblackwell.com

If to Buyer:	Hartman XX Limited Partnership
	2909 Hillcroft Street, Suite 420
	Houston, Texas 77057-5815
	Attn: Julian Kwok, Acquisitions Manager
	Tel: (713) 586-2611
	Fax: (713) 973-8912
	E-mail: jkwok@hi-reit.com

with a copy to:	Hartman XX Limited Partnership
	2909 Hillcroft Street, Suite 420
	Houston, Texas 77057-5815
	Attn: Katherine N. O'Connell, General Counsel
	Tel: (713) 586-2646
	Fax: (713) 465-3132
	E-mail: koconnell@hi-reit.com

If to Title Company:	Chicago Title Insurance Company
	725 S. Figueroa St., Suite 200
	Los Angeles, CA 90017
	Attn: Terri Gervasi
	Telephone: (213) 488-4379
	Facsimile: (213) 612-4110
	E-mail: Terri.Gervasi@CTT.com

9.2   Real Estate Commissions. Seller shall pay to CB Richard Ellis (hereinafter called "**Agent**") upon the Closing of the transaction contemplated hereby, and not otherwise, a commission in the amount set forth in a separate written commission agreement. Said commission shall in no event be earned, due or payable unless and until the transaction contemplated hereby is closed and fully consummated strictly in accordance with the terms of this Agreement. Buyer hereby represents and covenants that it has not hired a Broker to act on its behalf and that no Broker is acting on Buyer's behalf. Except as set forth above with respect to Agent, neither Seller nor Buyer has authorized any broker or finder to act on any party's behalf in connection with the sale and purchase hereunder and neither Seller nor Buyer has dealt with any broker or finder purporting to act on behalf of any other party. Buyer agrees to indemnify and hold harmless Seller from and against any and all claims, losses, damages, costs or expenses of any kind or character arising out of or resulting from any agreement, arrangement or understanding alleged to have been made by Buyer or on Buyer's behalf with any broker or finder in connection with this Agreement or the transaction contemplated hereby. Seller agrees to indemnify and hold harmless Buyer from and against any and all claims, losses, damages, costs or expenses of any kind or character arising out of or resulting from any agreement, arrangement or understanding with Agent and/or any other person or entity alleged to have been made by Seller or on Seller's behalf with any broker or finder in connection with this Agreement or the transaction contemplated hereby.

Notwithstanding anything to the contrary contained herein, this Section 9.2 shall survive the Closing or any earlier termination of this Agreement.

9.3   Entire Agreement. This Agreement embodies the entire agreement between the parties relative to the subject matter hereof, and there are no oral or written agreements between the parties, nor any representations made by either party relative to the subject matter hereof, which are not expressly set forth herein.

9.4   Amendment. This Agreement may be amended only by a written instrument executed by the party or parties to be bound thereby.

9.5   Headings. The captions and headings used in this Agreement are for convenience only and do not in any way limit, amplify, or otherwise modify the provisions of this Agreement.

9.6   Time of Essence. Time is of the essence of this Agreement; however, if the final date of any period which is set out in any provision of this Agreement falls on a Saturday, Sunday or legal holiday under the laws of the United States or the State of Texas, then, in such event, the time of such period shall be extended to the next day which is not a Saturday, Sunday or legal holiday.

9.7   Governing Law. This Agreement shall be governed by the laws of the State of Texas and the laws of the United States pertaining to transactions in such State.

9.8   Successors and Assigns; Assignment. This Agreement shall bind and inure to the benefit of Seller and Buyer and their respective successors and permitted assigns. This Agreement may be assigned to an affiliate of Buyer upon notice thereof to Seller, provided that the Buyer will continue to remain primarily liable under this Agreement notwithstanding any such assignment. Any assignment by the Buyer shall be subject to the condition that any assignee assume the obligations of the Buyer hereunder pursuant to an assignment and assumption agreement in form reasonably acceptable to the Seller.

9.9   Invalid Provision. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by such illegal, invalid, or unenforceable provision or by its severance from this Agreement.

9.10   Attorneys' Fees. In the event it becomes necessary for either party hereto to file suit to enforce this Agreement or any provision contained herein, the party prevailing in such suit shall be entitled to recover, in addition to all other remedies or damages, as provided herein, reasonable attorneys' fees incurred in such suit, both at trial and at all appellate levels.

9.11   Multiple Counterparts. This Agreement may be executed in a number of identical counterparts which, taken together, shall constitute collectively one agreement; in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart with each party's signature. Facsimile and/or electronic signature pages shall be effective for purposes of this Section 9.11.

9.12   No Recordation. Seller and Buyer hereby acknowledge that neither this Agreement nor any memorandum or affidavit thereof shall be recorded in the public records of any county.

9.13. Tax-Deferred Exchange. Buyer and Seller acknowledge that either party may wish to structure this transaction, or any portion hereof, as a tax deferred exchange of like-kind property within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended. Each party agrees to reasonably cooperate with the other party to effect such an exchange; provided, however, that: (i) the cooperating party shall not be required to acquire or take title to any exchange property; (ii) the cooperating party shall not be required to incur any expense (excluding its own attorneys' fees) or liability whatsoever in connection with the exchange, including, without limitation, any obligation for the payment of any escrow, title, brokerage or other costs incurred with respect to the exchange; (iii) no substitution of the effectuating party shall release said party from any of its obligations, warranties or representations set forth in this Agreement, including without limitation delay of Closing, or from liability for any prior or subsequent default under this Agreement by the effectuating party, its successors or assigns, which obligations shall continue as the obligations of a principal and not of a surety or guarantor; (iv) the effectuating party shall give the cooperating party at least five (5) business days' prior notice of any proposed changes required to effect such exchange and the identity of any party to be substituted in the escrow; (v) the effectuating party shall be responsible for preparing all additional agreements, documents and escrow instructions (collectively, the "**Exchange Documents**") required by the exchange, at its sole cost and expense; and (vi) the effectuating party shall be responsible for making all determinations as to the legal sufficiency, tax consideration and other considerations relating to the proposed exchange, the Exchange Documents and the transactions contemplated thereby, and the cooperating party shall in no event be responsible for, or in any way be deemed to warrant or represent any tax or other consequences of the exchange transaction arising by reason of the cooperating party's performance of the acts required hereby.

9.14   Disclaimers by Seller.

A. Except as expressly set forth in this Agreement, it is understood and agreed that neither Seller nor Seller's members, managers, partners, agents, employees or representatives have at any time made and are not now making, and they specifically disclaim, any warranties, representations or guaranties of any kind or character, express or implied, with respect to the Property, including, but not limited to, warranties, representations or guaranties as to (a) matters of title (other than Seller's limited warranty of title to be contained in the Deed), (b) environmental matters relating to the Property, the Land and Improvements or any portion thereof, including, without limitation, the presence of "Hazardous Materials" (as defined below) in, on, under or in the vicinity of the Land and Improvements, (c) geological conditions, including, without limitation, subsidence, subsurface conditions, water table, underground water reservoirs, limitations regarding the withdrawal of water, and geologic faults and the resulting damage of past and/or future faulting, (d) whether, and to the extent to which, the Land or Improvements or any portion thereof is affected by any stream (surface or underground), body of water, wetlands, flood prone area, flood plain, floodway or special flood hazard, (e) drainage, (f) soil conditions, including the existence of instability, past soil repairs, soil additions or conditions of soil fill, or susceptibility to landslides, or the sufficiency of any undershoring, (g) the presence of endangered species or any environmentally sensitive or protected areas, (h) zoning or building entitlements to which the Land or Improvements or any portion thereof may be subject, (i) the availability of any utilities to the Land or Improvements or any portion thereof including, without limitation, water, sewage, gas and electric, (j) usages of adjoining property, (k) access to the Land or Improvements or any portion thereof, (l) the value, compliance with the plans and specifications, size, location, age, use, design, quality, description, suitability, structural integrity, operation, title to, or physical or financial condition of the Land or Improvements or any portion thereof, or any income, expenses, charges, liens, encumbrances, rights or claims on or affecting or pertaining to the Property, the Land or Improvements or any part thereof,

(m) the condition or use of the Land or Improvements or compliance of the Land or the Improvements with any or all past, present or future federal, state or local ordinances, rules, regulations or laws, building, fire or zoning ordinances, codes or other similar laws, (n) the existence or non-existence of underground storage tanks, surface impoundments, or landfills, (o) any other matter affecting the stability and integrity of the Land or Improvements, (p) the potential for further development of the Land or Improvements, (q) the merchantability of the Property, the Land or the Improvements or fitness of the Property, the Land or the Improvements for any particular purpose, (r) the truth, accuracy or completeness of the Due Diligence Items, (s) tax consequences, or (t) any other matter or thing with respect to the Property, the Land or the Improvements.

B. Buyer acknowledges and agrees that upon Closing, Seller shall sell and convey to Buyer and Buyer shall accept the Property "AS IS, WHERE IS, WITH ALL FAULTS". Except for the representations and warranties of Seller under Section 4.4 above, Buyer has not relied and will not rely on, and Seller has not made and is not liable for or bound by, any express or implied warranties, guarantees, statements, representations or information pertaining to the Property, the Land or the Improvements or relating thereto (including specifically, without limitation, property information packages distributed with respect to the Property) made or furnished by Seller, or any property manager, real estate broker, agent or third party representing or purporting to represent Seller, to whomever made or given, directly or indirectly, orally or in writing. Buyer represents that it is a knowledgeable, experienced and sophisticated Buyer of real estate and that it is relying solely on its own expertise and that of Buyer's consultants in purchasing the Property and shall make an independent verification of the accuracy of any documents and information provided by Seller. Buyer will conduct such inspections and investigations of the Property, the Land and the Improvements as Buyer deems necessary, including, but not limited to, the physical and environmental conditions thereof, and shall rely solely upon same. Buyer acknowledges that Seller has afforded Buyer a full opportunity to conduct such investigations of the Property, the Land and the Improvements as Buyer deemed necessary to satisfy itself as to the condition of the Property, the Land and the Improvements and the existence or non-existence or curative action to be taken with respect to any Hazardous Materials on or discharged from the Land and the Improvements, and will rely solely upon same and not upon any information provided by or on behalf of Seller or its agents or employees with respect thereto. Upon Closing, Buyer shall assume the risk that adverse matters, including, but not limited to, adverse physical or construction defects or adverse environmental, health or safety conditions, may not have been revealed by Buyer's inspections and investigations. Buyer hereby represents and warrants to Seller that: (a) Buyer is represented by legal counsel in connection with the transaction contemplated by this Agreement; and (b) Buyer is purchasing the Property for business, commercial, investment or other similar purpose and not for use as Buyer's residence. Each of Seller and Buyer hereby waives any and all rights or remedies it may have or be entitled to, deriving from disparity in size or from any significant disparate bargaining position in relation to the other.

C. Buyer acknowledges that it will have the opportunity to inspect the Property, observe its physical characteristics and existing conditions and the opportunity to conduct such investigation and study on and of the Property, the Land and the Improvements and adjacent areas as Buyer deems necessary, and subject to the terms of this Agreement Buyer hereby FOREVER RELEASES AND DISCHARGES Seller from all responsibility, obligation, and liability, including without limitation, liabilities under CERCLA, regarding the condition, valuation, salability or utility of the Property, the Land or the Improvements or their suitability for any purpose whatsoever (including, but not limited to, with respect to the presence in the soil, air, structures and surface and subsurface waters, of Hazardous Materials or other materials or substances that have been or may in the future be determined to be toxic, hazardous, undesirable or subject to regulation and that may need to be specially treated, handled and/or removed from the Land or the Improvements under current or future federal, state and local laws, regulations or guidelines, and any structural and geologic conditions, subsurface soil and water conditions and solid and hazardous waste and Hazardous Materials on, under, adjacent to or otherwise affecting the Land or the Improvements. Buyer further hereby WAIVES (and by Closing this transaction will be deemed to have WAIVED) any and all objections, complaints, claims and causes of action (including, but not limited to, federal, state and local statutory and common law based actions, and any private right of action under any federal, state or local laws, regulations or guidelines to which the Land or the Improvements is or may be subject, including, but not limited to, CERCLA) concerning the physical characteristics and any existing conditions of the Land or the Improvements. Buyer further hereby assumes the risk of changes in applicable laws and regulations relating to past, present and future environmental conditions on the Land or the Improvements and the risk that adverse physical characteristics and conditions, including, without limitation, the presence of Hazardous Materials or other contaminants, may not have been revealed by its investigation.

D. For purposes hereof, "Hazardous Materials" means "Hazardous Material", "Hazardous Substance", "Pollutant or Contaminant", and "Petroleum" and "Natural Gas Liquids", as those terms are defined or used in Section 101 of CERCLA, and any other substances regulated because of their effect or potential effect on public health and the environment, including, without limitation, PCBs, lead paint, asbestos, urea formaldehyde, radioactive materials, putrescible materials, and infectious materials.

E. Buyer agrees to indemnify, defend and hold Seller harmless of and from any and all liabilities, claims, demands, and expenses of any kind or nature to the extent arising or accruing after Closing and which are in any way related to the ownership, maintenance, or operation of the Property, the Land or the Improvements by Buyer and its successors and assigns, including, without limitation, in connection with Hazardous Materials.

F. The terms and conditions of this Section 9.14 shall expressly survive the Closing without time limitation, and not merge with the provisions of any closing documents.

G. The Buyer hereby waives and agrees not to commence any action, legal proceeding, cause of action or suits in law or equity, of whatever kind or nature relating to the physical condition of the Property (whether in whole or in part), including, but not limited to, a private right of action under the federal Superfund laws, 42 U.S.C. Sections 9601 et seq., and other similar federal, state, foreign and local laws (as such laws and statutes may be amended, supplemented or replaced from time to time), directly or indirectly, against the Seller, their partners, members, directors, officers, employees, managers, representatives, property and asset managers, attorneys and affiliates or their agents in connection with losses, liabilities, claims, demands, damages (of any nature whatsoever), causes of action, costs, penalties, fines, judgments, reasonable attorneys' fees, consultants' fees (collectively, the "Claims"). In this connection and to the greatest extent permitted by law, the Buyer hereby agrees, represents and warrants that the Buyer realizes and acknowledges that factual matters now known or unknown to it may have given or may hereafter give rise to causes of action, claims, demands, debts, controversies, damage, costs, losses and expenses which are presently unknown, unanticipated and unsuspected, and the Buyer further agrees, represents and warrants that the waivers and releases herein have been negotiated and agreed upon in light of that realization and that the Buyer nevertheless hereby intends to release, discharge and acquit the Seller from any such unknown Claims, debts, and controversies which might in any way be included as a material portion of the consideration given to the Seller by the Buyer in exchange for the Seller's performance hereunder.

H. The Seller has given the Buyer material concessions regarding this transaction in exchange for the Buyer agreeing to the provisions of this Section 9.14. The Seller and the Buyer have each initialed this Section 9.14 to further indicate their awareness and acceptance of each and every provision hereof. The provisions of this Section 9.14 shall survive the Closing and shall not be deemed merged into any instrument or conveyance delivered at the Closing.

SELLER'S INITIALS: _____   BUYER'S INITIALS: _____

9.15   Effective Date. As used herein, the term "Effective Date" shall mean the date the Title Company receipts this Agreement.

9.16   Exhibits. The following exhibits are attached to this Agreement and are incorporated into this Agreement by this reference and made a part hereof for all purposes:

(a)   Exhibit A, Legal Description of the Land

(b)   Exhibit B, List of Due Diligence Items

(c)   Exhibit C, Form of Deed

(d)   Exhibit D, Form of Assignment

(e)   Exhibit E, List of Personal Property

(f)   Exhibit F, List of Contracts

(g)   Exhibit G, Rent Roll

(h)   Exhibit H, Form of Tenant Notice Letter

(i)   Exhibit I, Non-Foreign Person Affidavit

(j)   Exhibit J, Form of Tenant Estoppel

(k)   Exhibit K, List of Leasing Costs

9.17   Confidentiality. Seller and Buyer hereby covenant and agree that, at all times after the Effective Date and continuing after the Closing, unless consented to in writing by the other party (which consent may be granted or withheld in the sole discretion of the party whose consent is being requested), no press release or other public disclosure concerning this transaction shall be made by or on behalf of Seller or Buyer, and each party agrees to use best efforts to prevent disclosure of this transaction by any third party. Additionally, Buyer shall not be permitted to contact or communicate with any on-site employees of Seller or any affiliate of Seller, without Seller's prior written consent, including without limitation any communication concerning future employment; nor shall Buyer be entitled to contact or communicate with any tenant of the Property, without Seller's prior written consent and without a representative of Seller being present.

Notwithstanding the foregoing, (i) each party shall be entitled to make disclosures concerning this Agreement and materials provided hereunder to its lenders, investors, attorneys, accountants, employees, agents and other service professionals as may be reasonably necessary in furtherance of the transactions contemplated hereby, and (ii) each party shall be entitled to make such disclosures concerning this Agreement and materials provided hereunder as may be necessary to comply with any law, regulation, court order or directive of any applicable governmental authority. The provisions of this Section 9.17 shall survive Closing or any termination of this Agreement. Notwithstanding anything contained herein to the contrary, Buyer agrees to provide Seller a draft press release ten (10) days prior to Closing and Seller shall have five (5) business days upon its receipt to consent to the provisions in said release, which consent shall not be unreasonably withheld or denied. If Seller does not object to Buyer's press release within five (5) business days, Seller shall be deemed to have approved Buyer's press release. Seller and Buyer agree to use best efforts to finalize Buyer's press release prior to Closing.

   9.18 Intentionally omitted.

   9.19 Expiration of Offer. The offer of Seller extended by the delivery of this Agreement to Buyer shall be automatically revoked unless Buyer shall execute an original of this Agreement and deliver same to Title Company on or before Monday, September 14, 2015.

   9.20 Water Code Notice. In the event that the Property is located in a district created under Title 4 of the Texas Water Code (General Law Districts) or by a special Act of the legislature that is providing or proposing to provide, as the district's principal function, water, sanitary sewer, drainage, and flood control or protection facilities or services, or any of these facilities or services that have been financed or are proposed to be financed with bonds of the district payable in whole or part from taxes of the district, or by imposition of a standby fee, if any, to household or commercial users, other than agricultural, irrigation, or industrial users, and which district includes less than all the territory in at least one county and which, if located within the corporate area of a city, includes less than 75 percent of the incorporated area of the city or which is located outside the corporate area of a city in whole or in substantial part, and is subject to the requirements of Section 49.452 of the Texas Water Code, then Seller shall prepare and give to Buyer the written notice that is required by Section 49.452 of the Texas Water Code.

[Signature page to follow]

Executed by Seller and Buyer to be effective as of the Effective Date.

SELLER:

KW Funds-One Technology, LLC, a Delaware limited
liability company

By: KW Fund I – One Tech, LLC
        a Delware limited partnership,
        its manager

        By: KWI Property Fund I, L.P.,
            a Delaware limited partnership,
            its sole member

            By: Kennedy-Wilson Property Services,
                Inc., a Delaware corporation, its
                sole general partner

                By: _____
                Name:_____
                Title:_____

By: KW Fund II – One Tech, LLC
        a Delaware limited partnership,
        its manager

        By: KW Property Fund II, L.P.,
            a Delaware limited partnership,
            its sole member

            By: Kennedy-Wilson Property Services, Inc.,
                a Delaware corporation,
                its sole general partner

                By: _____
                Name:_____
                Title:_____

BUYER:

HARTMAN XX LIMITED PARTNERSHIP, a Texas
limited partnership

By: Hartman XX REIT GP, LLC,
        a Texas limited liability company,
        its sole general partner

    By: _____
          Allen R. Hartman, President

The undersigned Title Company hereby acknowledges receipt of a fully executed copy of this Agreement.

TITLE COMPANY:

Chicago Title Insurance Company

By:_____
Name:_____
Title:_____

Date of Receipt of Agreement by Title Company (*i.e.*, the "Effective Date" of this Agreement):

_____, 2015

The undersigned Title Company hereby acknowledges receipt of the initial earnest money deposit in the amount of Five Hundred Thousand and No/100 Dollars ($500,000.00), and agrees to hold and dispose of the Deposit and all later deposits in accordance with the provisions of this Agreement. Seller and Buyer hereby designate the Title Company as the "Real Estate Reporting Person" with respect to the transaction contemplated by this Agreement, for purposes of compliance with Section 6045(e) of the Tax Reform Act of 1986, as amended, and the Title Company, by its execution below, hereby accepts such designation.

TITLE COMPANY:

Chicago Title Insurance Company

By:_____
Name:_____
Title:_____

Date of Receipt of Initial Deposit by Title Company:

_____, 2015

EXHIBIT A
TO PURCHASE AND SALE AGREEMENT

LEGAL DESCRIPTION

TRACT I

ALL THAT CERTAIN PARCEL OR TRACT OF LAND OUT OF THE MANUEL TEJEDA SURVEY NO. 89, CITY OF SAN ANTONIO, BEXAR COUNTY, TEXAS; BEING A PORTION OF LOT 1, BLOCK 1, N.C.B. 17108, OAK HILLS PARK, UNIT-10, A SUBDIVISION AS RECORDED IN VOLUME 9100, PAGE 228 OF THE DEED AND PLAT

RECORDS OF BEXAR COUNTY, TEXAS; AND BEING ALL OF A 4.942-ACRE TRACT AS CONVEYED TO MEDICAL PLAZA PARTNERS, LTD. BY DEED RECORDED IN VOLUME 5453, PAGE 1792 OF THE OFFICIAL PUBLIC RECORDS OF REAL PROPERTY OF BEXAR COUNTY, TEXAS; AND BEING MORE PARTICULARLY DESCRIBED BY METES AND BOUNDS AS FOLLOWS:

BEGINNING at a 1/2" iron rod found on the northwest right-of-way line of John Smith Drive at the most easterly corner of the above described Lot 1 for the most easterly corner and POINT OF BEGINNING of the herein described parcel,

THENCE, with the northwest right-of-way line of John Smith Drive, S41°53'58"W a distance of 266.79 feet to a 1/2" iron rod set with cap stamped TERRA FIRMA for the most southerly corner of this parcel,

THENCE, five (5) feet southwest of and parallel to the southwest edge of a concrete wall and extension thereof, N48°05'50"W a distance of 297.42 feet to a point for an inside corner of this parcel,

THENCE, S41°56'43"W a distance of 72.19 feet to a 100D nail set for an outside corner of this parcel;

THENCE, N47°58'04"W a distance of 180.32 feet to a 100D nail set for an inside corner of this parcel,

THENCE, S41°49'45"W a distance of 97.74 feet to a 1/2" iron rod set with cap stamped TERRA FIRMA for an outside corner of this parcel,

THENCE, N48°05'39"W a distance of 35.55 feet to a 1/2" iron rod set with cap stamped TERRA FIRMA for an outside corner of this parcel;

THENCE, N41°54'16"E a distance of 97.82 feet to a 100D nail set for an inside corner of this parcel,

THENCE, N47°58'04"W a distance of 157.66 feet to a punch hole found on the northwest line of said Lot 1 for the most westerly corner of this parcel,

THENCE, with the northwest line of said Lot 1, N41°52'56"E a distance of 338.48 feet to a 1/2" iron rod found for the most northerly corner of this parcel,

THENCE, with the northeast line of said Lot 1, S48°04'07"E a distance of 670.98 feet to the POINT OF BEGINNING, and containing 4.807 acres of land, more or less.

TRACT II

ALL THAT CERTAIN PARCEL OR TRACT OF LAND OUT OF THE MANUEL TEJEDA SURVEY NO. 89, CITY OF SAN ANTONIO, BEXAR COUNTY, TEXAS; BEING A PORTION OF LOT 1, BLOCK 1, N.C.B. 17108, OAK HILLS PARK, UNIT-B, A SUBDIVISION AS RECORDED IN VOLUME 9100, PAGE 228 OF THE DEED AND PLAT RECORDS OF BEXAR COUNTY, TEXAS, AND BEING MORE PARTICULARLY DESCRIBED BY METES AND BOUNDS AS FOLLOWS:

BEGINNING at a nail found in concrete on the northeast right-of-way line of Babcock Road at the most westerly corner of Lot 22, N.C.B. 17108, Replat of Oak Hills Park, Unit-10, a subdivision as recorded in Volume 9531, Page 42 of the Deed and Plat Records of Bexar County, Texas, for the most southerly corner and POINT OF BEGINNING of the herein described tract,

THENCE, with the northeast right-of-way line of Babcock Road, N48°16'08"W a distance of 40.00 feet to a 1/2" iron rod found with cap stamped BROWN ENG for the most westerly corner of this tract,

THENCE, N41°53'58"E a distance of 164.75 feet to a 1/2" iron rod found with cap stamped BROWN ENG on the southwest line of a 1.561-acre tract for the most northerly corner of this tract,

THENCE, with the southwest line of said 1.561-acre tract, S48°05'39"E a distance of 40.00 feet to a P-K nail found in a landscape timber at the most northerly corner of said Lot 22 for the most easterly corner of this tract,

THENCE, with the northwest line of said Lot 22, S41°53'58"W a distance of 164.63 feet to the POINT OF BEGINNING, and containing 0.151 acre of land, more or less.

TRACT III

ALL THAT CERTAIN PARCEL OR TRACT OF LAND OUT OF THE MANUEL TEJEDA SURVEY NO. 89, CITY OF SAN ANTONIO, BEXAR COUNTY, TEXAS; BEING A PORTION OF LOT 1, BLOCK 1, N.C.B. 17108, OAK HILLS PARK, UNIT-10, A SUBDIVISION AS RECORDED IN VOLUME 9100, PAGE 228 OF THE DEED AND PLAT RECORDS OF BEXAR COUNTY, TEXAS; AND BEING MORE PARTICULARLY DESCRIBED BY METES AND BOUNDS AS FOLLOWS:

COMMENCING for POINT OF REFERENCE at a 1/2" iron rod found on the northwest right-of-way line of John Smith Drive at the most easterly corner of the above described Lot 1; Thence, with the northwest right-of-way line of John Smith Drive, S41°53'58"W a distance of 266.79 feet to a 100D nail set for the most easterly corner and POINT OF BEGINNING of the herein described parcel,

THENCE, continuing with the northwest right-of-way line of John Smith Drive, S41°53'58"W a distance of 169.55 feet to a 1/2" iron rod set with cap stamped TERRA FIRMA at the most easterly corner of Lot 21, Taco Bell-Babcock, a subdivision as recorded in Volume 9532, Page 28 of the Deed and Plat Records of Bexar County, Texas, for the most southerly corner of this parcel,

THENCE, with the northeast line of said Lot 21 and extension thereof, N48°05'39"W, pass a 1/2" iron rod found at the most northerly corner of said Lot 21 at 172.53 feet, and continuing on for a total distance of 477.67 feet to a 1/2" iron rod set with cap stamped TERRA FIRMA on a southeast line of a 4.942-acre tract as conveyed to Medical Plaza Partners, Ltd. by deed recorded in Volume 5433, Page 1792 of the Official Public Records of Real Property of Bexar County, Texas for the most westerly corner of this parcel;

THENCE, with southeast and southwest lines of said Medical Plaza Partners, Ltd. 4.942-acre tract, the following four (4) courses:

1) Five (5) feet southeast of and parallel to the southeast curb of an asphalt drive, N41°49'45"E a distance of 97.74 feet to a 10OD nail set for an outside corner of this parcel,

2) Five (5) feet southwest of and parallel to the southwest curb of an asphalt parking area, S47°58'04"E a distance of 180.32 feet to a 100D nail set for an inside corner of this parcel,

3) Five (5) feet southeast of and parallel to the southeast curb of an asphalt parking area, N41°56'43"E a distance of 72.19 feet to a 100D nail set for an outside corner of this parcel; and

4) Five (5) feet southwest of and parallel to the southwest edge of a concrete wall and extension thereof, S48°05'50"E a distance of 297.42 feet to the POINT OF BEGINNING, and containing 1.561 acres (68,015 square feet) of land, more or less.

TRACT IV

ALL THAT CERTAIN PARCEL OR TRACT OF LAND OUT OF THE MANUEL TEJEDA SURVEY NO. 89, CITY OF SAN ANTONIO, BEXAR COUNTY, TEXAS; BEING A PORTION OF LOT 1, BLOCK 1, N.C.B. 17108, OAK HILLS PARK, UNIT-10, A SUBDIVISION AS RECORDED IN VOLUME 9100, PAGE 228 OF THE DEED AND PLAT RECORDS OF BEXAR COUNTY, TEXAS; AND BEING MORE PARTICULARLY DESCRIBED BY METES AND BOUNDS AS FOLLOWS:

COMMENCING for POINT OF REFERENCE at a 1/2" iron rod set on the northeast right-of-way line of Babcock Road at the most westerly corner of the above described Lot 1; Thence, with the northwest line of said Lot 1, N41°52'56"E a distance of 167.85 feet to a 1/2" iron rod set with cap stamped TERRA FIRMA for the most westerly corner and POINT OF BEGINNING of the herein described parcel;

THENCE, continuing with the northwest line of said Lot 1, N41°52'56"E a distance of 98.17 feet to a 100D nail set for the most northerly corner of this parcel;

THENCE, five (5) feet southwest of an parallel to the southwest curb of an asphalt parking area and extension thereof, S47°58'04"E a distance of 157.66 feet to a 100D nail set for the most easterly corner of this parcel;

THENCE, five (5) feet northwest of and parallel to the northwest curb of an asphalt drive, S41°S4'16"W a distance of 97.82 feet to a 1/2" iron rod set with cap stamped TERRA FIRMA for the most southerly corner of this parcel.

THENCE, with an extension of the northeast line of Lot 21, Taco Bell-Babcock, a subdivision as recorded in Volume 9532, Page 28 of the Deed and Plat Records of Bexar County, Texas, N48°05'39"W a distance of 157.62 feet to the POINT OF BEGINNING, and containing 0.355 acre (15,447 square feet) of land, more or less.

EXHIBIT B
TO PURCHASE AND SALE AGREEMENT

LIST OF DUE DILIGENCE ITEMS

Seller shall deliver the following to Buyer through a secure website or make available at the Property to the extent such items are in Seller's possession and control:

1. Copies of all Leases, including any and all modifications or amendments thereto.

2. A certified rent roll for the Property for the month in which this Agreement is executed, or if not yet available, the most recently available month, in the form customarily prepared for Seller by the current manager of the Property and copies of the 2014 quarter-ending rent rolls.

3. Copies of all vendor and service contracts to which Seller is a party that are currently in effect with respect to the Property, including, but not limited to, all agreements for the provision of janitorial, maintenance, trash removal, landscaping and security services, to the extent in Seller's possession.

4. Copies of all leasing commission agreements with respect to the Property to which Seller is a party.

5. Operating statements for the Property for the past three (3) years and end of Q2 2015 (or the period of Seller's ownership of the Property or whatever is in Seller's possession, if either less) in the format customarily prepared for Seller by the current manager of the Property and, to the extent not covered in the Operating Statements, 2013 & 2014 CAM reconciliations/estimates, and a YTD expense general ledger in the format customarily prepared for Seller by the current manager of the Property.

6. An inventory of the Personal Property, if any, to be conveyed to Buyer at Closing.

7. Copies of the ad valorem and personal property tax statements covering the Property for the current tax year (if available) and for the previous two (2) years (or the period of Seller's ownership of the Property, if less).

8. All Governmental licenses and permits issued to Seller with respect to the Property to the extent in Seller's possession, including specifically, without limitation, building permits, certificates of occupancy, and special or conditional use permits in Seller's possession.

9. Plans and specifications for the Improvements, to the extent in Seller's possession.

10. Copies of all guaranties and warranties covering the Property, to the extent in Seller's possession.

11. Any current environmental reports prepared for Seller with respect to the Property which are in Seller's possession.

12. A schedule of all tenant deposits (security or otherwise), which schedule may be a part of the rent roll.

13. Existing land title survey for the real property.

14. A copy of Seller's standard lease form in Word format.

15. A historical occupancy report by year for the last two (2) years.

16. A schedule of historical capital expenditures on the real property during the calendar year 2013, 2014, and 2015 (YTD).

17. An aging report detailing current payment delinquencies of any tenants.

18. A description of all threatened and pending litigation that affects the real property.

19. Billing information for tenant expense reimbursements (common area maintenance, taxes, insurance, etc.) for 2013 and 2014.

20. 2014 and 2015 Q2 revenues and the 2015 (year-to-date).

21. A copy of the 2015 operating expense budget.

22. Copies of all utility accounts which will be transferred to Buyer at closing.

23. Documentation reflecting expenses incurred in connection repair and maintenance projects performed in the prior two (2) years where the expenses exceeded $20,000.

24. Copies of any documents regarding any roof, foundation and pest control (including termite) work performed on the Improvements and the bonds and for warranties of said work, if any.

25. Copies of all orders of any governmental agencies respecting any claimed violation of any federal, state or local law, ordinance, rule, regulation, requirement or order affecting the Property, including any notices received regarding the Property.

26. List of Tenant Improvement allowances owed to tenants and expiration dates..

EXHIBIT C
TO PURCHASE AND SALE AGREEMENT

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM ANY INSTRUMENT THAT TRANSFERS AN INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER.

THE STATE OF TEXAS	§
	§
COUNTY OF BEXAR	§

SPECIAL WARRANTY DEED

_____, a _____ ("**Grantor**"), whose mailing address is _____, Attn: _____, for and in consideration of the sum of TEN AND NO/100 DOLLARS ($10.00) paid to Grantor, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, by these presents does hereby grant, bargain, sell and convey unto _____, a _____ ("**Grantee**"), whose mailing address is _____, all that certain land located in Bexar County, Texas, such land being more particularly described on **Exhibit A** attached hereto and incorporated herein by reference, together with all improvements located thereon (such land and improvements being collectively referred to as the "**Property**"), and all rights, benefits, privileges, easements, tenements, hereditaments and appurtenances thereon or appertaining thereto.

This conveyance is made by Grantor and accepted by Grantee subject to the matters set forth in **Exhibit B** attached hereto and incorporated herein (hereinafter referred to collectively as the "Permitted Encumbrances").

TO HAVE AND TO HOLD the Property, together with all and singular the rights and appurtenances thereto in any wise belonging, unto Grantee, its successors and assigns, forever; and, subject to the Permitted Encumbrances, Grantor does hereby bind itself and its successors to WARRANT AND FOREVER DEFEND all and singular the Property unto Grantee, its successors and assigns, against every person whomsoever lawfully claiming or to claim the same, or any part thereof by, through or under Grantor, but not otherwise.

[Signature page to follow]

EXHIBIT C
SPECIAL WARRANTY DEED – Page 1
AUS-6154576-5

EXECUTED as of the ____ day of _____, 2015.

GRANTOR:

_____,

a _____

By: _____,

a _____,

its _____

By: _____

Name:_____

Title:_____

STATE OF CALIFORNIA   }

                    } ss.

COUNTY OF _____   }

On _____, 2015, before me, _____, Notary Public, personally appeared _____, proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her authorized capacity, and that by his/her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

_____

Notary Public, State of California

(NOTARY SEAL ABOVE)

EXHIBIT C
SPECIAL WARRANTY DEED – Page 2
AUS-6154576-5

Exhibit A
To Special Warranty Deed

Legal Description

[To be attached at Closing]

EXHIBIT C
SPECIAL WARRANTY DEED – Page 3
AUS-6154576-5

Exhibit B
To Special Warranty Deed

Permitted Exceptions

[To be attached at Closing]

EXHIBIT C
SPECIAL WARRANTY DEED – Page 4
AUS-6154576-5

ASSIGNMENT AND ASSUMPTION OF PERSONAL PROPERTY, LEASES AND SERVICE CONTRACTS

THE STATE OF TEXAS	§
	§
COUNTY OF BEXAR	§

_____, a _____ ("**Assignor**"), for and in consideration of the sum of Ten and No/100 Dollars ($10.00) and other good and valuable consideration to it in hand paid by _____, a _____ ("**Assignee**"), the receipt and sufficiency of which are hereby acknowledged, assigns to Assignee, all of Assignor's right, title, and interest in and to the properties or agreements described below located in, affixed to and/or arising or used in connection with the improved property (the "**Project**") situated on the land in the County of Bexar, State of Texas, more particularly described on *Exhibit A* attached hereto and made a part hereof for all purposes (the "**Land**," which together with the Project is sometimes hereinafter called the "**Property**"):

(a)   All fixtures, equipment, machinery, building materials, furniture, furnishings, and other personal property owned by Assignor (the "**Personal Property**"), including without limitation those items of personal property listed on *Exhibit B* attached hereto and incorporated herein, and located on, attached to, or used in connection with the operation and maintenance of the Property;

(b)   Any tenant leases for space in the Project (the "**Leases**"), together with all refundable security deposits owned or held by Assignor pursuant to the Leases, which Leases are described in the rent roll provided by Assignor to Assignee on or about the date hereof; and

(c)   Those certain contracts relating to the ownership and operation of the Property (the "**Service Contracts**") described on *Exhibit C* attached hereto.

Assignee hereby assumes and agrees to perform all obligations hereafter arising under the Leases and the Service Contracts, and Assignee further agrees to indemnify and hold Assignor harmless from and against any and all claims, causes of action, costs and expense hereafter incurred by Assignor as a result of Assignee's failure to perform its obligations under the Leases and Service Contracts hereby so assumed.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment and Assumption of Personal Property, Leases and Service Contracts to be effective as of the ____ day of _____, 2015.

ASSIGNOR:

_____,
a _____

By: _____,
      a _____,
      its _____

      By:_____
      Name:_____
      Title:_____

ASSIGNEE:

_____,
a _____

By:_____
Name:_____
Title:_____

Exhibit A
to Assignment

LEGAL DESCRIPTION

[To be attached at Closing]

PERSONAL PROPERTY

Description of Property (subject to note below)
MANAGEMENT OFFICE - LOBBY
Excluded, Owned by PM
MANAGEMENT OFFICE – CONFERENCE ROOM
Excluded, Owned by PM
COPY ROOM
Shelf (1)
Wall clock (1)
Whiteboard (1)
FILE ROOM
Chair (1)
End table (1)
Desk (1)
MANAGER OFFICE
Excluded, Owned by PM
OFFICE #1
Desk (1)
Chair (2)
End table (1)
OFFICE #2
Desk (1)
Chairs (5)
File cabinets (3)
OFFICE #3
Desk (1)
Whiteboard (1)
OFFICE #4
Cabinets
Wall art
Chairs (2)
Desk (1)
Shelves (2)
BREAKROOM
8ft tables (2)
Chairs (22)
LOBBY
All furniture and fixtures, except plants and planters that are rented
MISCELLANEOUS
HVAC Compressor
All tools
All spare parts

For clarification purposes, all computer equipment, photocopiers, fax machines and other office equipment and office furniture specific to the four Kennedy Wilson employees at the Property but that are not part of the management team is specifically excluded from the Personal Property being conveyed. Additionally, for clarification purposes, the one (1) long table, eleven (11) file cabinets, and 2 bar stools located in the copy room and the microwave and two (2) of the 8 foot tables in the break room are excluded from the Personal Property being conveyed.

[TO BE CONFIRMED AS STILL CORRECT AT CLOSING]

Exhibit C
to Assignment

SERVICE CONTRACTS

1. Cintas Facility Services Rental Service Agreement dated February 11, 2014

2. Cite Corporation Agreement

3. Rooftop & Riser Management Agreement dated November 1, 2008 by and between Seller and Communications Professionals , Ltd.

4. Agreement for Services dated June 1, 2014 by and between Kennedy Wilson on behalf of Seller and Executive Security Services

5. Standard Service Agreement dated July 30, 2003 with JPM Enterprises, Inc.

6. Life Safety System Inspection and Testing Agreements commencing as of December 1, 2007

7. Letter Agreement with L.C. Vending dated October 14, 2008, as amended by December 1, 2011 letter

8. Agreement dated May 29, 2009 by and between Seller and OTIS Elevator Company

9. Standard Service Agreement dated July 1, 2006 with San Antonio Building Services

10. Standard Service Agreement dated August 25, 2004 with Service Mechanical Group

11. Agreement for Window Cleaning Services (Service Maintenance Agreement) dated March 16, 2010 by and between Seller and Star Window Cleaning

12. Service Agreement Non-Hazardous Waste dated May 1, 2013 with Waste Management

13. Commercial Pest Control Proposal and Service Agreement dated on or about November 1, 2007 with Worldwide Pest Control

[LIST OF CONTRACTS TO BE UPDATED AS NECESSARY DURING THE TERM OF THE AGREEMENT]

[TO BE CONFIRMED AS STILL CORRECT AT CLOSING]

EXHIBIT E
TO PURCHASE AND SALE AGREEMENT

LIST OF PERSONAL PROPERTY

Description of Property (subject to note below)
MANAGEMENT OFFICE - LOBBY
Excluded, Owned by PM
MANAGEMENT OFFICE – CONFERENCE ROOM
Excluded, Owned by PM
COPY ROOM
Shelf (1)
Wall clock (1)
Whiteboard (1)
FILE ROOM
Chair (1)
End table (1)
Desk (1)
MANAGER OFFICE
Excluded, Owned by PM
OFFICE #1
Desk (1)
Chair (2)
End table (1)
OFFICE #2
Desk (1)
Chairs (5)
File cabinets (3)
OFFICE #3
Desk (1)
Whiteboard (1)
OFFICE #4
Cabinets
Wall art
Chairs (2)
Desk (1)
Shelves (2)
BREAKROOM
8ft tables (2)
Chairs (22)
LOBBY
All furniture and fixtures, except plants and planters that are rented
MISCELLANEOUS
HVAC Compressor
All tools
All spare parts

For clarification purposes, all computer equipment, photocopiers, fax machines and other office equipment and office furniture specific to the four Kennedy Wilson employees at the Property but that are not part of the management team is specifically excluded from the Personal Property being conveyed. Additionally, for clarification purposes, the one (1) long table, eleven (11) file cabinets, and 2 bar stools located in the copy room and the microwave and two (2) of the 8 foot tables in the break room are excluded from the Personal Property being conveyed.

EXHIBIT F
TO PURCHASE AND SALE AGREEMENT

LIST OF SERVICE CONTRACTS

1. Cintas Facility Services Rental Service Agreement dated February 11, 2014

2. Cite Corporation Agreement

3. Rooftop & Riser Management Agreement dated November 1, 2008 by and between Seller and Communications Professionals , Ltd.

4. Agreement for Services dated June 1, 2014 by and between Kennedy Wilson on behalf of Seller and Executive Security Services

5. Standard Service Agreement dated July 30, 2003 with JPM Enterprises, Inc.

6. Life Safety System Inspection and Testing Agreements commencing as of December 1, 2007

7. Letter Agreement with L.C. Vending dated October 14, 2008, as amended by December 1, 2011 letter

8. Agreement dated May 29, 2009 by and between Seller and OTIS Elevator Company

9. Standard Service Agreement dated July 1, 2006 with San Antonio Building Services

10. Standard Service Agreement dated August 25, 2004 with Service Mechanical Group

11. Agreement for Window Cleaning Services (Service Maintenance Agreement) dated March 16, 2010 by and between Seller and Star Window Cleaning

12. Service Agreement Non-Hazardous Waste dated May 1, 2013 with Waste Management

13. Commercial Pest Control Proposal and Service Agreement dated on or about November 1, 2007 with Worldwide Pest Control

[LIST OF CONTRACTS TO BE UPDATED AS NECESSARY DURING THE TERM OF THE AGREEMENT]

EXHIBIT G
TO PURCHASE AND SALE AGREEMENT

RENT ROLL

[See attached]

MASTER TENANT LIST
One Technology

Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
Month to Month Suites										
0900	HO10874	VA Canteen	M	819	1,536.00	22.51	5/11/2015	6/10/2015	0.00	
1400	HO9664	Management Office	M	3,264		0.00	6/1/2013	6/30/2013	0.00	
Vacant Suites										
0600	5536	VACANT	>	12,037	21,064.75	21.00				
0950	5536	VACANT	>	6,310	11,042.50	21.00				
1450	5536	VACANT	>	10,868	19,019.00	21.00				
Occupied Suites										
0100	HO7469	GSA-Veterans Administration	L	3,496	6,846.33	23.50	12/12/2007	12/11/2018	0.00	2014

— Rent Steps —

Cat	Date	Monthly Amount
RNT	5/11/2015	1,536.00　22.51

Notes:

AMNDMNT	- First per SLA 12 - Renewing for one year, eff. 12/12/12.
	- Second - Renewing for 60 months, eff. 12/12/13
CPI	- CPI annual increases/decreases shall occur every December after December 2007 based on November CPI; however, decrease shall never be adjusted to less than the base rent of the original lease term.
HOLDOVR	- 150% if holdover exceeds 90 days
MISC	- Lease No. VA257-R0100
MISC2	- Lease is for 2,988 usable square feet
OPE	- 2007 Base Year for Property Taxes. 2014 Base Year, eff. 12/12/13.
SECDEP	- None

— Rent Steps —

Cat	Date	Monthly Amount	PSF
CPI	12/12/2008	-6.49	-0.02
CPI	12/12/2009	27.93	0.10
CPI	12/12/2010	52.89	0.18
CPI	12/12/2011	107.10	0.37
RNT	12/12/2007	6,381.87	21.91
RNT	12/12/2008	6,506.37	22.33
RNT	12/12/2009	6,630.87	22.76

One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

RNT	12/12/2010	6,755.37	23.19
RNT	12/12/2011	6,879.87	23.62
RNT	12/12/2012	6,879.87	23.62
RNT	12/12/2013	6,700.67	23.00
RNT	12/12/2014	6,846.33	23.50
RNT	12/12/2015	6,992.00	24.00
RNT	12/12/2016	7,137.67	24.50
RNT	12/12/2017	7,283.33	25.00

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0108	HO7470	GSA-Veterans Administration	L	1,398	2,712.88	23.29	8/1/2004	3/16/2019	0.00	2004

Notes:
AMNDMNT - V671R142 SLA 008, eff.
- 6/12/09, GSA exercised the One
- Year Renewal Option for period
- of August 1, 2009 thru July 31, 201(
- VA257-R-0251 SLA 007, eff.
- 8/1/10, GSA combined suite 108
- with existing Lease No.
- VA257-R-0251 containing suites
- 310 and 400 totalling 17,620 rsf.
- Lease now for suites 108, 310
- and 400 totalling 19,018 rsf.

CPI - CPI annual increases for some
- operating expenses beginning
- with the second year of lease
- and each year thereafter
- determined by multiplying base
- rent by percent of change in
- Cost of Living Index.

MISC - Lease No. VA257-R-0251 , eff.
- 8/1/10 (formerly under Lease
- 0No. V671R142)

MISC2 - Lease is for 1,205 usable square
- feet

OPE - 2004 Base Year for property
- taxes

SECDEP - None

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CPI	8/1/2007	48.88	0.42
CPI	8/1/2008	81.65	0.70
RNT	8/1/2004	1,980.50	17.00
RNT	8/1/2009	2,504.39	21.50
RNT	8/1/2010	2,712.88	23.29

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0110	HO7471	GSA-Veterans Administration	L	1,662	3,239.59	23.39	9/19/2003	3/16/2019	0.00	2008

Lease Options
REN - One 1-year option with 90 days

Building Id: 5636

Page: 3
Date: 9/1/2015 2:16:30 PM

MASTER TENANT LIST
One Technology

Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0120	HO7473	GSA-Veterans Administration	L	12,870	25,203.75	23.50	11/1/2003	10/31/2018	0.00	2013

Notes:

AMNDMNT - 1st - Renewing for 24 months, eff. 9/19/08.
- 2nd - Renewing for 12 months, eff. 9/19/10.
- 3rd - Combined with Lease ID VA257-R-0251 for suites 108, 310 and 400, eff. 9/19/11.

MISC - Lease ID - VA257R0251, eff. 9/19/11. (6/19/2008 -
- 9/18/2011-Lse ID VA257R0231 (9/18/2003-9/18/2008- Lse ID - V671R136)

MISC2 - Lease is for 1,433 usable square feet

OPE - 2003 Base Year for Property Taxes thru 9/18/11. Eff.
- 9/19/11, 2009 Base Year for Property Taxes.

SECDEP - None

CPI - CPI annual increases for some operating expenses eff. August 2004. With renewal eff.
- 9/19/08, CPI to begin 9/19/09.
- With renewal eff. 9/19/11, CPI will be billed under VA257R0251.

—Rent Steps—

Cat	Date	Monthly Amount	PSF
CPI	9/18/2009	-14.50	-0.10
CPI	9/18/2010	-18.20	-0.13
RNT	9/19/2003	2,285.25	16.50
RNT	9/19/2006	2,631.50	19.00
RNT	9/19/2007	2,893.46	20.89
RNT	9/19/2008	2,977.75	21.50
RNT	9/19/2009	3,047.00	22.00
RNT	9/19/2010	3,032.49	21.90
RNT	9/19/2011	3,239.59	23.39

Lease Options

REN - One 5-year term with 180 days
- notice

Notes:

AMNDMNT - SLA No. 022 - Renewing for 60 months, eff. 10/1/08.
- Amendment - Renewing for 60 months, eff. 11/1/13.
- notice.

Building Id: 6536

MASTER TENANT LIST
One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0200	HO0023	Galen College of Nursing	L	41,808	82,745.00	23.75	7/1/2013	12/31/2016	9.38	2008

CPI
- CPI annual increases/decreases shall occur every November after November 2004 based on October CPI; however, decreases shall never be adjusted to less than the base rent of the original lease term.

MISC
- Lease No. V671R-137

MISC2
- Lease contains suites 120 and 1200 - suite 120 (3,201 rsf or 2,758 usf on 1st floor) and suite 1200 (9,669 rsf or 8,337 usf on 12th floor).

OPE
- 2003 Base Year for Property Taxes. 2013 Base Year, eff. 11/1/13.

SECDEP
- None

Rent Steps

Cat	Date	Monthly Amount	PSF
CPI	11/1/2005	330.20	0.31
CPI	11/1/2006	371.17	0.35
CPI	10/1/2007	538.56	0.50
CPI	11/1/2009	-13.91	-0.01
CPI	11/1/2010	53.62	0.05
CPI	11/1/2011	238.59	0.22
RNT	11/1/2003	17,696.52	16.50
RNT	11/1/2008	22,781.73	21.24
RNT	11/1/2009	23,049.86	21.49
RNT	11/1/2010	23,317.99	21.74
RNT	11/1/2011	25,586.12	23.86
RNT	11/1/2012	23,854.25	22.24
RNT	11/1/2013	24,667.50	23.00
RNT	11/1/2014	25,203.75	23.50
RNT	11/1/2015	25,740.00	24.00
RNT	11/1/2016	26,276.25	24.50
RNT	11/1/2017	26,812.50	25.00

Lease Options

REN
- Two 5-year options at prevailing market rates with no less than 12 or more than 15 months notice.

RFR
- Level 3 - 2,979 rsf and Level 4 - 14,461 rsf

Notes:

CONCESS
- Ste 200 - Two month's free rent
- 11/14/08 - 1/13/09
- Ste 300 - Two month's free rent

One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

- - 12/15/2008-2/14/2009
- Ste 800 - Three month's free
- rent - 1/1/12-3/31/12

HOLDOVR - 150% after 90 days
LATECHG - 10% after 5 days for overdue
- amount, plus 12% interest
MISC - Tenant occupies Ste 200 (12,901
- rsf), Ste 300 (11,662 rsf) , Ste
- 800 (14,641 rsf) and expanding
- into Ste 650 (2,604 rsf) . Total =
- 41,808 rsf.
OPE - Stes 200/300 - Base Year 2008,
- eff. 11/14/2008.
- Ste 650 - Base Year 2013, eff.
- 7/1/13
- Ste 800 - Base Year 2012, eff.
- 1/1/12.
- All are grossed up to 95%
- occupancy with 6% cap on
- controllable expenses
- (Management fee not to exceed
- 4%).
SECDEP - $84,487.00 Total (includes
- $48,614.27 for stes 200/300,
- $30,610.48 for ste 800 and
- $5,262.25 for ste 650).
SINCE - Tenant since Nov-2008

—Rent Steps—

Cat	Date	Monthly Amount	PSF
OER	4/1/2013	2,773.49	0.80
OER	4/1/2014	3,899.56	1.12
OER	4/1/2015	4,283.84	1.23
RNT	7/1/2013	79,261.01	22.75
RNT	1/1/2014	81,003.01	23.25
RNT	1/1/2015	82,745.00	23.75
RNT	1/14/2016	84,487.00	24.25

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0310	HO0017	GSA-Veterans Administration	L	2,979	5,881.95	23.69	3/17/2009	3/16/2019	0.00	2009

Notes:
@ - See Suite 400 for Lease Options
- and Notes

—Rent Steps—

Cat	Date	Monthly Amount	PSF
RNT	3/17/2009	5,881.95	23.69

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0400	HO0018	GSA-Veterans Administration	L	14,641	29,457.63	24.14	3/17/2009	3/16/2019	0.00	2009

Lease Options
REN - One 5-year option at fair market

Building Id: 5636

MASTER TENANT LIST
One Technology

Aug 2015

Page: 6
Date: 9/1/2015 2:16:30 PM

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

- with 180 days notice

Notes:
CPI - CPI beginning with second year
- and each year thereafter for
- charges as agreed and listed on
- GSA Form 1217. Adjustment
- determined by multiplying the
- base rate by percent of change
- in Cost of Living Index
HOLDOVR - 150% after 90 days
HVAC - Overtime usage shall be at a
- rate of $45.00 per hour
MISC - Lease No. VA257-R-0251
MISC2 - Lease is for 15,806 usf made up
- of suite 310 containing 2,518
- usf and suite 400 containing
- 13,288 usf.
OPE - Base Year 2009 for Taxes &
- Insurance.
SECDEP - None

—Rent Steps—

Cat	Date	Monthly Amount	PSF
CPI	3/15/2010	245.35	0.20
CPI	3/17/2011	468.24	0.38
CPI	3/17/2012	801.71	0.66
RNT	3/17/2009	29,457.63	24.14

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0700	HO7500	GSA-Veterans Administration	L	8,995	17,615.20	23.50	1/14/2008	1/13/2019	0.00	2014

Lease Options
CAN - In the event of partial destruction
- or damage, Lessee may terminate
- with written notice within 30 days of
- the fire or other casualty.
REN - One 5-year options with 90 days
- notice.

Notes:
AMNDMNT - First per SLA 15 - Renewing for
- 12 months eff. 01/14/13.
- Second - Renewing for 60
- months, eff. 01/14/14.
CPI - Every October after October
- 2007, monthly rent shall be
- subject to increase or decrease
- in the same percentage as
- Consumer Price Index for
- September; however, the said
- monthly rent shall never be
- adjusted below the base rent of

MASTER TENANT LIST
One Technology

Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0750	HO9658	UTHSC SA Comm Med EducationL		5,646	10,586.25	22.50	8/1/2013	9/30/2018	10.42	2013

HOLDOVR - the original lease term.
- 100% for first 90 days; 150% thereafter.

MISC - Lease No. VA257-R-0048
MISC2 - Lease is for 7,769 usable square feet

OPE - Base Year 2007 for Property Taxes. 2014 Base Year, eff. 01/14/2014.

SECDEP - None

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CPI	1/14/2009	-18.59	-0.02
CPI	1/14/2010	85.14	0.11
CPI	1/14/2011	169.75	0.23
CPI	1/14/2012	293.31	0.39
RNT	1/14/2008	18,593.80	24.81
RNT	1/14/2009	18,969.30	25.31
RNT	1/14/2010	19,344.81	25.81
RNT	1/14/2011	19,720.31	26.31
RNT	1/14/2012	20,095.81	26.81
RNT	1/14/2013	20,389.12	27.20
RNT	1/14/2014	17,240.41	23.00
RNT	1/14/2015	17,615.20	23.50
RNT	1/14/2016	17,990.00	24.00
RNT	1/14/2017	18,364.50	24.50
RNT	1/14/2018	18,739.58	25.00

Lease Options

REN - One 5-year option with at least 180 days but not more than 270 days written notice at a rate of $24 per rsf for the 1st year with annual increases of 3% for each subsequent year.

Notes:

CONCESS - Two months free rent - 8/1/13-9/30/13
HOLDOVR - 150%
HVAC - After Hours HVAC @ $45/hr 8% after the 15th with notice
LATECHG - Base Year 2013 - 8% cap on controllable expenses grossed up to 95% occupancy
OPE -

SECDEP - None

---Rent Steps---

Cat	Date	Monthly Amount	PSF

One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

CON	8/1/2013	-10,115.75	-21.50
OER	4/1/2014	320.29	0.68
OER	4/1/2015	193.82	0.41
RNT	8/1/2013	10,115.75	21.50
RNT	8/1/2014	10,351.00	22.00
RNT	8/1/2015	10,586.25	22.50
RNT	8/1/2016	10,821.50	23.00
RNT	8/1/2017	11,056.75	23.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0901	HO10425	Progressive Insurance-Claims	L	5,574	9,986.75	21.50	9/1/2014	10/31/2019	11.09	2014

Notes:

CANCEL - On-going after 36 mos; payment
- of unamortized TI,
- Commissions, Legal Fees,
- Abated Rent plus 3 mos Base
- Rent.

CONCESS - 2 mos free rent 9/1/14-10/31/14

FIRSTRI - Right of Refusal on contiguous
- space

HOLDOVR - 150% after 1st month with right
- to occupy MTM.

HVAC - $45/hr with 2 hr minimum

LATECHG - 10% after the 5th with notice.

OPE - 2014 Base Year, Grossed up to
- 95%; revised Margin Tax
- Language; 3% Mgmt Fee cap;
- 6% non-cumulative cap on
- controllables

PARKING - 1 Guest Reserved 1st Level; 8
- Garage Reserved; 20
- unreserved

SECDEP - None

—Rent Steps—

Cat	Date	Monthly Amount	PSF
CON	9/1/2014	-9,986.75	-21.50
RNT	9/1/2014	9,986.75	21.50
RNT	11/1/2015	10,219.00	22.00
RNT	11/1/2016	10,451.25	22.50
RNT	11/1/2017	10,683.50	23.00
RNT	11/1/2018	10,915.75	23.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
0906	HO10426	Progressive Insurance-Legal	L	1,938	3,472.25	21.50	9/1/2014	10/31/2019	11.09	2014

Notes:

CONCESS - Rent
- Concession 9/1/14-10/31/2014

HOLDOVR - 150% after 1st month with right

OPER - BY 2014; grossed up to 95%;
- revised Margin Tax Language;

Building Id: 5636
MASTER TENANT LIST
One Technology
Aug 2015
Page: 9
Date: 9/1/2015 2:16:30 PM

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
1000	HO8700	UTHSC SA (Ramirez)	L	7,496	13,742.42	22.00	9/1/2011	2/28/2017	10.47	2011

- 3% Mgmt Fee cap; 6%
- non-cumulative cap on
- controllables

PARKING - 2 reserved Garage spaces and 4
- unreserved surface at no cost.

RENEWAL - Option one $24; Option 2
- $24.50; or FMV

CANCEL - On-going option after 36 mos;
- payment: unamortized TIs,
- Commissions, Legal Fees,
- Abated Rent, plus 3 mos Base
- Rent

FIRSTRI - Right of Refusal on contiguous
- space

HVAC - $45/hr with 2 hr minimum

LATECHG - 10% after the 5th with notice

SECDEP - None

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	9/1/2014	-3,472.25	-21.50
RNT	9/1/2014	3,472.25	21.50
RNT	11/1/2015	3,553.00	22.00
RNT	11/1/2016	3,633.75	22.50
RNT	11/1/2017	3,714.50	23.00
RNT	11/1/2018	3,795.25	23.50

Lease Options

CAN - After 9/1/13 if State funds become
- unavailable, Tenant shall have the
- right to cancel with 180 days
- advance written notice and
- payment of a termination fee equal
- to unamortized LL costs including
- tenant improvements,
- commissions, abated rent plus two
- (2) months current base rent.

REN - One 5-year option with no more
- than 270 days or less than 180
- days notice

Notes:

CONCESS - Two months free rent - 9/1/11 -
- 10/31/11, Eight months 1/2 free
- rent - 11/1/11 - 6/30/12

HOLDOVR - 150%

HVAC - After Hours HVAC from 7-9 PM
- Mon - Thurs at no cost

LATECHG - 8% after the 15th

MASTER TENANT LIST
One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
1050	HO8701	UTHSC SA (Turner)	L	6,946	12,734.31	22.00	9/1/2011	2/28/2017	10.47	2011

MISC
- 7,496 rsf includes 199 rsf of shared space (IT Room) with
- suites 1050 and 1100 and 453 rsf shared space with suite 1050 (conference and breakroom)

OPE
- Base Year 2011 Expenses grossed up to 95% occupancy
- with 6% cap on controllables

SECDEP
- None

—Rent Steps—

Cat	Date	Monthly Amount	PSF
CON	9/1/2011	-11,868.64	-19.00
CON	11/1/2011	-5,934.28	-9.50
OER	4/1/2012	75.66	0.12
OER	4/1/2014	144.14	0.23
OER	4/1/2015	226.09	0.36
RNT	9/1/2011	11,868.64	19.00
RNT	3/1/2013	12,493.36	20.00
RNT	3/1/2014	13,118.00	21.00
RNT	3/1/2015	13,742.42	22.00
RNT	3/1/2016	14,367.36	23.00

Lease Options

CAN
- After 9/1/13 if State funds become unavailable, Tenant shall have the right to cancel with 180 days advance written notice and payment of a termination fee equal to unamortized LL costs including tenant improvements, commissions, abated rent plus two (2) months current base rent.

REN
- One 5-year options with no more than 270 days or less than 180 days notice.

Notes:

CONCESS
- Two months free rent - 9/1/11-10/31/11. Eight months 1/2 free rent - 11/1/11 - 6/30/12
- 150%

HOLDOVR

HVAC
- After Hours HVAC from 7-9 PM Mon - Thurs at no cost

LATECHG
- 8% after the 15th

MISC
- 6,946 rsf includes 199 rsf of shared space (IT room) with suite 1000 and 1100 and 453 rsf shared space with suite 1000

MASTER TENANT LIST
One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
1100	HO8698	UTHSC - Houston	L	14,840	27,206.62	22.00	9/1/2011	2/28/2017	10.47	2011

- (conference and breakroom)

OPE
- Base Year 2011 Expenses
- grossed up to 95% occupancy
- with 6% cap on controllables

SECDEP
- None

—Rent Steps—

Cat	Date	Monthly Amount	PSF
CON	9/1/2011	-10,997.81	-19.00
CON	11/1/2011	-5,498.87	-9.50
OER	4/1/2012	70.11	0.12
OER	4/1/2014	133.57	0.23
OER	4/1/2015	209.50	0.36
RNT	9/1/2011	10,997.81	19.00
RNT	3/1/2013	11,576.69	20.00
RNT	3/1/2014	12,155.50	21.00
RNT	3/1/2015	12,734.31	22.00
RNT	3/1/2016	13,313.19	23.00

Lease Options

CAN
- After 9/1/13 if State funds become
- unavailable, Tenant shall have the
- right to cancel with 180 days
- advance written notice and
- payment of a termination fee equal
- to unamortized LL costs including
- tenant improvements,
- commissions, abated rent plus two
- (2) months current base rent.

RFR
- Suite 900 and Suite 1225 and IT
- computer area on 10th floor

REN
- One 5-year option with no more
- than 270 days or less than 180
- days notice

Notes:

CONCESS
- Two months free rent - 9/1/11 -
- 10/31/11, Eight months 1/2 free
- rent - 11/1/11 - 6/30/12

HOLDOVR
- 150%

HVAC
- After Hours HVAC from 7-9 PM
- Mon - Thurs at no cost

LATECHG
- 8% after the 15th

MISC
- 14,840 rsf includes 199 rsf of
- shared space (IT Room) with
- suites 1000 and 1050

OPE
- Base Year 2011 Expenses
- grossed up to 95% occupancy
- with 6% cap on controllables

One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

SECDEP - None

—Rent Steps—

Cat	Date	Monthly Amount	PSF
CON	9/1/2011	-23,496.62	-19.00
CON	11/1/2011	-11,748.24	-9.50
OER	4/1/2012	149.79	0.12
OER	4/1/2014	285.36	0.23
OER	4/1/2015	447.60	0.36
RNT	9/1/2011	23,496.62	19.00
RNT	3/1/2013	24,733.38	20.00
RNT	3/1/2014	25,970.00	21.00
RNT	3/1/2015	27,206.62	22.00
RNT	3/1/2016	28,443.38	23.00

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
1225	HO9385	Onestop for Diabetes, Inc.	L	4,772	8,947.50	22.50	6/1/2013	5/31/2016	10.42	2013

Lease Options
REN - One 3-year option with not less
- than 12 mos or more than 15 mos
- notice.

Notes:
EXPANSI - Tenant expanded from 3,442 rsf
- (suite 1225) by additional 1,396
- rsf (suites 1230/1235) eff.
- 6/1/13, to a total of 4,838 rsf.
GUARTNR - Joia Schwartz, Individually
HOLDOVR - 200%
LATECHG - 10% after 3 days
OPE - Base Year 2013; grossed up to
- 95% occupancy with 8% cap on
- controllable expenses. (Bldg SF
- = 196,373 rsf).
- SF 3,376 thru 5/31/13
- plus 1,396 or 4,772 SF eff.
- 6/1/13; CAM BY $5.52; UTL BY
- $2.39; TAX BY $2.32; INS BY
- $0.19
SECDEP - $6,330.00 + $2,617.50 =
- $8,947.50

—Rent Steps—

Cat	Date	Monthly Amount	PSF
PAR	11/1/2012	41.62	0.10
RNT	6/1/2013	8,549.84	21.50
RNT	11/1/2013	8,748.66	22.00
RNT	11/1/2014	8,947.50	22.50
STX	11/1/2012	3.38	0.01

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
1269	HO7488	AT&T Mobility Texas, LLC	L	200	287.37	17.24	10/1/2014	9/30/2019	0.00	

Lease Options

MASTER TENANT LIST
One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
1500	HO7477	Billing Services Group	L	27,789	49,788.63	21.50	2/1/2007	9/30/2018	10.15	2013

CAN - Lessee may terminate with 365 days prior written notice for any or no reason.

REN - Renews automatically for up to 3 additional 60 month terms without further action by Lessee. Future rental will increase by 3% over the rental paid during the previous year on an annual basis eff. 10/1/2010.

Notes:

LATECHG - 45 days to cure default upon notice from LL.

AMNDMNT - First - Renewing for 60 months, eff. 10/1/09.

MISC - Rooftop lease also leases 200 rsf on 12 floor aka suite 1269.

—Rent Steps—

Cat	Date	Monthly Amount	PSF
ANT	10/1/2014	2,011.47	120.69
ANT	10/1/2015	2,071.81	124.31
ANT	10/1/2016	2,133.97	128.04
ANT	10/1/2017	2,197.99	131.88
ANT	10/1/2018	2,263.93	135.84
RNT	10/1/2014	287.37	17.24
RNT	10/1/2015	295.99	17.76
RNT	10/1/2016	304.87	18.29
RNT	10/1/2017	314.02	18.84
RNT	10/1/2018	323.44	19.41

Notes:

MISC - Tenant occupies total of 27,789 rsf consisting of ste 500 (14,641 rsf) and ste 1500 (13,148 rsf)

AMNDMNT - 1st - eff. 12/31/2011 - Tenant is downsizing by 14,641 rsf by vacating suite 600 and extending the expiration date thru 7/31/2015. New rsf is total of 27,789 rsf. Amendment also includes assignment from Billing Concepts, Inc. to Billing Services Group North America, Inc. OE will continue for suite 600 until tenant actually vacates (estimated to be prior to 8/1/12). 2nd Amendment eff. 4/1/15

CONCESS - One month free rent -

MASTER TENANT LIST
One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

HOLDOVR
- 8/1/12-8/31/12; 2 months free rent 4/1/15-5/31/15
- 150% for first 30 days, 200% thereafter

HVAC
- After Hours HVAC @ $40/hr

LATECHG
- 8.5% after the 10th plus 1-1/2% interest monthly. Eff. 12/31/11, 5% after the 10th with notice.

MISC
- Services: Security guard on premises 0700-1900, 7 days per week. Eff. 12/31/11, Janitorial services 5 days per week and courtesy attendant 7-11 M-F and 8-1 Sat.

OPE
- Base Year 2007 - Grossed up to 95% with 6% cap on Y-T-Y operating expenses. Base Year 2013, eff. 8/1/2012 for suites 500 & 1500. Tenant will continue to pay OE for suite 600 until vacated (5/31/12), tenant has separate Base Years for CAM ($5.44); UTL ($2.39) and Taxes ($2.32); eff. 8/1/15 Base Year amended to 2015.

SECDEP
- None

SIGNAGE
- Landlord to remove building facia sign during the term of 1st amendment, 1/1/12 to 7/31/15.

SINCE
- Tenant since 1997

—Rent Steps—

Cat	Date	Monthly Amount	PSF
CON	8/1/2012	-45,157.13	-19.50
CON	4/1/2015	-47,472.87	-20.50
OER	5/1/2008	2,534.89	1.09
OER	5/1/2009	4,667.30	2.02
OER	5/1/2010	5,411.10	2.34
OER	5/1/2011	8,456.85	3.65
OER	4/1/2012	7,213.10	3.11
OER	6/1/2012	4,724.13	2.04
OER	4/1/2014	1,310.64	0.57
OER	4/1/2015	1,623.80	0.70
RNT	2/1/2007	42,262.44	18.25
RNT	2/1/2008	43,420.32	18.75
RNT	2/1/2009	44,578.19	19.25
RNT	2/1/2010	45,736.06	19.75
RNT	2/1/2011	46,893.94	20.25
RNT	1/1/2012	46,893.94	20.25

One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

RNT	8/1/2012	45,157.13	19.50
RNT	9/1/2012	45,157.13	19.50
RNT	8/1/2013	46,315.00	20.00
RNT	8/1/2014	47,472.87	20.50
RNT	8/1/2015	49,788.63	21.50
RNT	8/1/2016	50,946.50	22.00
RNT	8/1/2017	52,104.38	22.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
ROOF1	HO10808	BM Service Corp	L	0		0.00	3/1/2015	2/29/2020	0.00	

Notes:
LATECHG - 10% after 10 days
MISC - Additional antenna fee of $140
- each
RENEWAL - 3 Renewal periods of 5-years
- with no later than 30 days prior
- for negotiating renewal rate,
- otherwise rate shall increase 3%
- annually.

—Rent Steps—

Cat	Date	Monthly Amount	PSF
ANT	3/1/2015	320.00	0.00
ANT	3/1/2016	329.00	0.00
ANT	3/1/2017	339.00	0.00
ANT	3/1/2018	350.00	0.00
ANT	3/1/2019	360.00	0.00

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
ROOF2	HO7490	Sprint Spectrum, LP	L	0		0.00	5/1/2001	4/30/2021	0.00	

Lease Options
CAN - If licenses or permits canceled,
- expires or lapses so that Tenant
- can not use for intended purposes,
- LL retains all paid rent up to
- termination date.
REN - 5-year options if not in default;
- automatically exercises w/o any
- action by either party unless
- written notice given

Notes:
LATECHG - Tenant has 45 days to cure
- default upon notice from LL
MISC - Tenant pays annual rent up front
OPE - Tenant's electricity to be
- submetered; first year's
- estimated to be pre-paid
- ($1,800) with LL reconciliations
- annually
RENEWAL - effective 5/1/2016 Tenant has 4
- additional, automatic, 5-year

Building Id: 5536

MASTER TENANT LIST
One Technology
Aug 2015

Page: 16
Date: 9/1/2015 2:16:30 PM

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

- renewals.

—Rent Steps—

Cat	Date	Monthly Amount	PSF
ANT	5/1/1996	1,500.00	0.00
ANT	5/1/2001	1,983.75	0.00
ANT	5/1/2011	2,281.31	0.00
ANT	5/1/2016	2,623.00	0.00

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
ROOF3	HO8001	Clear Wireless LLC	L	0		0.00	8/14/2009	8/13/2019	0.00	

Lease Options

CAN
- 30 day notice prior to
- Commencement date; upon default
- if no remedy can be made in 60
- days; if Licencee unable to obtain
- or maintain government permit; if
- Licensee finds that it will not be
- able to use space for intended
- purpose.

REN
- Three 5-year terms

Notes:

AMNDMNT
- First - Additional Site Equipment
- added, increasing monthly
- license fee by $309. ($300 plus
- 3% escalator), eff. 8/14/10.

ELECTRC
- 48 hour notice of any power
- shutdowns. Emergency shut
- down situations, call (866)
- 316-7575

HOLDOVR
- 150% for 1st 60 days then
- Landlord has right to terminate
- supplied electrical power and
- remove Licensee's equipment

MISC
- Licensee shall pay additional
- $100 for any additional antenna
- not in this agreement. To be
- approved by owner.

UTILITY
- Licensee shall pay minimum of
- $100 monthly for electricity.
- Landlord to invoice overages.
- At each renewal term usage
- fees will increase 15% over prior
- term. Licensee has the right to
- sub meter.

—Rent Steps—

Cat	Date	Monthly Amount	PSF
AAC	8/14/2014	115.00	0.00
ANT	8/14/2014	1,854.84	0.00
ANT	8/14/2015	1,910.49	0.00

MASTER TENANT LIST
One Technology
Aug 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
ROOF4	HO10830	Vivint Wireless	L	0		0.00	3/1/2015	2/29/2020	0.00	

ANT	8/14/2016	1,967.80	0.00
ANT	8/14/2017	2,026.83	0.00
ANT	8/14/2018	2,087.64	0.00

Notes:

CANCEL - Either party with 180 days notice

LATECHG - 10% after the 10th

MISC - Annual increases of 3% on License Fee

RENEWAL - Four period of 5 year Terms; license fee negotiable with 30 days notice prior to end of term.

UTILITY - Electrical power reimbursement $60/mo for inital term.

—Rent Steps—

Cat	Date	Monthly Amount	PSF
AAC	3/1/2015	60.00	0.00
ANT	3/1/2015	360.00	0.00
ANT	3/1/2016	371.00	0.00
ANT	3/1/2017	382.00	0.00
ANT	3/1/2018	393.00	0.00
ANT	3/1/2019	405.00	0.00

Totals:

Rentable Square Feet:	196,348	
Square Feet Leased:	167,133	
% Leased:	85.12%	
Square Feet Occupied:	167,133	
% Occupied:	85.12%	

Gross Potential Rent:	363,116.68
Vacancy Rent:	51,126.25
Current Monthly Rent:	311,990.43
Average Current Rental Rate:	22.40

EXHIBIT H
TO PURCHASE AND SALE AGREEMENT

TENANT NOTICE LETTER

_____, 2015

Re: Notice of Change of Ownership of

_____

_____, Texas _____

Ladies and Gentlemen:

You are hereby notified as follows:

That as of the date hereof, _____, a _____ ("Seller"), the current owner of the above-described property (the "Property"), has transferred, sold, assigned, and conveyed all of its interest in and to the Property to _____, a _____ _____ ("New Owner").

Future **rental payments** with respect to your leased premises at the Property should be made to the New Owner in accordance with your lease terms at the following address:

> Hartman_____
> P.O. Box 571017
> Houston, Texas 77257-1017

Future **notices** with respect to your leased premises at the Property should be made to the New Owner in accordance with your lease terms at the following address:

> Hartman_____
> 2909 Hillcroft, Suite 420
> Houston, Texas 77057

The New Owner is responsible for holding and the return of your security deposit in the amount of $_____ in accordance with the terms of your lease. This Tenant Notice Letter may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document.

[Signature pages to follow]

[SIGNATURE PAGE OF SELLER TO TENANT NOTICE LETTER]

Sincerely,

SELLER:

_____,
a _____

By: _____,
        a _____,
        its _____

        By:_____
        Name:_____
        Title:_____

[SIGNATURE PAGE OF NEW OWNER TO TENANT NOTICE LETTER]

Sincerely,

<u>NEW OWNER:</u>

_____,
a _____

By: _____
Name: _____
Title: _____

EXHIBIT I
TO PURCHASE AND SALE AGREEMENT

NON-FOREIGN PERSON AFFIDAVIT

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. To inform the transferee that withholding of tax is not required upon the disposition of a U.S. real property interest by _____, a _____ ("Seller"), the undersigned hereby certifies the following on behalf of Seller:

1.   Seller is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations) or a nonresident alien for U.S. income tax purposes;

2.   Seller is not a disregarded entity as defined in § 1445-2(b)(2)(iii) of the Internal Revenue Code;

3.   Seller's U.S. employer taxpayer identification number is _____; and

4.   Seller's office address is _____.

Seller understands that this certification may be disclosed to the Internal Revenue Service by the Transferee and hereby consents to such disclosure and that any false statement contained herein could be punished by fine, imprisonment, or both.

The undersigned declares that he has examined this certification and to the best of his knowledge and belief it is true, correct and complete, and he further declares that he has authority to sign this document on behalf of Seller.

Dated: _____, 2015.

_____,

a _____

By: _____,

a _____,

its _____

By:_____

Name:_____

Title:_____

EXHIBIT I
NON-FOREIGN PERSON AFFIDAVIT – Page 1

AUS-6154576-5

EXHIBIT J
TO PURCHASE AND SALE AGREEMENT

FORM OF TENANT ESTOPPEL CERTIFICATE

TENANT ESTOPPEL CERTIFICATE

The undersigned, ________________, a __________________ ("Tenant"), and ______________________, a _________________ ("Landlord"), are the parties to that certain lease dated as of ________________, as amended, covering certain premises (the "Premises") commonly known as ____________________________ (the "Property"). Tenant hereby certifies to ______________________, a ______________________, ("Buyer") and Buyer's successors and assigns and _____________________ ("Lender") as follows:

1. The copy of the lease attached hereto as Exhibit A (the "Lease") is a true, complete and correct copy of the Lease which is in full force and effect and which has not been amended, supplemented or changed by letter agreement or otherwise, except by documents attached hereto as Exhibit A. There are no oral modifications to the Lease.

2. The Lease commenced on __________________ and expires on _____________. Except as indicated below, Tenant does not possess any option to extend or renew the term of the Lease: ________________

3. The current rent under the Lease is $________________ and has been paid through ________________.

4. No rent has been paid in advance by Tenant except for the current month's rent.

5. Landlord is holding a non-interest bearing security deposit in the amount of $__________________ under the Lease. No portion of the security deposit has been applied.

6. Tenant has accepted possession of the Premises, and all conditions to be satisfied by the Landlord under the Lease have been completed pursuant to the terms of the Lease including, without limitation, construction of all improvements required to be completed by Landlord.

7. Tenant has no options and no right of first refusal to purchase the Property or any portion thereof. Except as set forth in the Lease, Tenant has no right to cancel or terminate the Lease.

8. Neither Tenant nor, to the best of Tenant's knowledge, Landlord is in default under any term of the Lease.

9. Tenant has not entered into any assignment, sublease or any other agreement transferring any of its interest in the Lease or the Premises except as follows: None.

10. Tenant acknowledges that Buyer has contracted to purchase the Property and that Tenant is making these representations to Buyer, Buyer's lender and its successors and assigns

with the intent that all of the foregoing will rely thereon. The provisions hereof shall be binding upon and inure to the benefit of the successors, assigns, personal representatives and heirs of Tenant and Buyer and Buyer's lender.

TENANT:

_____,
a _____

By: _____
Name: _____
Title: _____

EXHIBIT K
TO PURCHASE AND SALE AGREEMENT

SELLER'S LEASING COSTS

1.   Rooftop & Riser Management Agreement dated November 1, 2008 by and between Seller and Communications Professionals, Ltd.

EXHIBIT L
TO PURCHASE AND SALE AGREEMENT

EXISTING SURVEY

[SEE ATTACHED]

EXHIBIT L
EXISTING SURVEY – Page 1
AUS-6154576-5

VICINITY MAP

SITE

JOHN SMITH DRIVE

BABCOCK ROAD

6.874 ACRE
SURFACE

REMAINING PORTION OF
LOT 1, BLOCK 1
OAK HILLS PARK, UNIT-10
SUBDIVISION

JONES|CARTER

ALTA/ACSM LAND TITLE SURVEY
OF
6.874 ACRES
BEING THE REMAINING PORTION OF
LOT 1, BLOCK 1
OAK HILLS PARK, UNIT-10 SUBDIVISION
OUT OF N.C.B. 17106
CITY OF SAN ANTONIO, BEXAR COUNTY, TEXAS

 JONES|CARTER

1000 Central Parkway North, Suite 100
San Antonio, Texas 78232-5050
Tel: 210.494.5511
Fax: 210.494.5519
www.jonescarter.com

METES AND BOUNDS
DESCRIPTION OF A
6.874 ACRE TRACT OF LAND

A Metes and Bounds description of a 6.874 acre (299,428 square feet – SURFACE AREA) tract of land situated in the Manuel Tejada Survey No.89, Abstract No.741, New City Block 17108, City of San Antonio, Bexar County, Texas; being all of the remainder of Lot 1, Block 1 of Oak Hills Park, Unit-10 Subdivision, plat of which is recorded in Volume 9100, Page 228 of the Bexar County Deed and Plat Records; and also being all of those certain "Tracts 1, 2, 3, and 4" described in instrument to KW Funds-One Technology, LLC recorded in Volume 13187, Page 2130 of the Bexar County Real Property Records; and being more particularly described as follows:

BEGINNING at a 1/2-inch iron rod found situated in the northwesterly right-of-way line of John Smith Drive (60 feet wide) marking the eastern-most corner of Lot 21 of Taco Bell - Babcock Subdivision, plat of which is recorded in Volume 9532, Page 28 of the Bexar County Deed and Plat Records (State Plane Grid Coordinates: North 13,732,026.21 feet; East 2,100,224.74 feet);

THENCE, North 48°31'37" West, 324.65 feet along the northeasterly boundary said Lot 21, and Lot 22 of Oak Hills Park, Unit-10 Subdivision Replat recorded in Volume 9531, Page 42 of the Bexar County Deed and Plat Records, to a 1/2-inch iron rod (with cap stamped "JONES & CARTER") set marking the northern-most corner of said Lot 22 and marking an interior corner of the subject tract;

THENCE, South 41°28'46" West, 164.67 feet along the northwesterly boundary of said Lot 22 to a "P-K" nail found situated in the northeasterly right-of-way line of Babcock Road (110 feet wide) and marking the western-most corner of said Lot 22;

THENCE, North 48°43'00" West, 40.00 feet along said northeasterly right-of-way line of Babcock Road to a 1/2-inch iron rod (with cap stamped "JONES & CARTER") set marking the southern-most corner of Lot 23 of Babcock Pad Site Subdivision, plat of which is recorded in Volume 9539, Page 59 of the Bexar County Deed and Plat Records;

THENCE, North 41°28'46" East, 164.80 feet along the southeasterly boundary of said Lot 23 to a 1/2-inch iron rod found marking the eastern-most corner of said Lot 23 and marking an interior corner of the subject tract;

THENCE, North 48°31'37" West, 306.12 feet along the northeasterly boundary of said Lot 23 to a 1/2-inch iron rod found situated in the southeasterly boundary of Lot 3 of Omni Medical Subdivision, plat of which is recorded in Volume 9505, Page 174 of the Bexar County Deed and Plat Records and marking the northern-most corner of said Lot 23;

 **JONES|CARTER**

1000 Central Parkway North, Suite 100
San Antonio, Texas 78232-5050
Tel: 210.494.5511
Fax: 210.494.5519
www.jonescarter.com

THENCE, North 41°24'50" East; at 382.49 feet passing a 1/2-inch iron rod found marking the eastern-most common corner of said Lot 3 of Omni Medical Subdivision and Lot 6 of S.C. McM. Subdivision, plat of which is recorded in Volume 9529, Page 194 of the Bexar County Deed and Plat Records; continuing for a total distance of 436.51 feet to a 1/2-inch iron rod found marking an interior corner of said Lot 6;

THENCE, South 48°29'44" East, 671.06 feet along the southwesterly boundary of said Lot 6 to a 1/2-inch iron rod found situated in the aforesaid northwesterly right-of-way line of John Smith Drive and marking the southeastern-most corner of said Lot 6;

THENCE, South 41°27'11" West, 436.14 feet along said northwesterly right-of-way line of John Smith Drive to the POINT OF BEGINNING, containing 6.874 acres of land in Bexar County, Texas as shown on drawing filed under Job No. S0876-0001 in the office of Jones & Carter, Inc., San Antonio, Texas.

Note: The bearings, distances, and coordinates shown hereon are Texas State Plane Coordinate System <u>Grid</u>, South Central Zone (NAD'83), as determined by Global Positioning System (GPS). All distances units cited herein are U.S. Survey Feet and are horizontal "on the grid" distances. For converting grid distances to surface, use the grid to surface scale factor of 1.000171029.


JONES & CARTER, INC.
Texas Board of Professional Land Surveying Registration No. 10046105




Michael A. Romans
Registered Professional Land Surveyor #4657
Signature Date: August 6, 2015

EXHIBIT M
TO PURCHASE AND SALE AGREEMENT

CERTIFICATE OF DETERMINATION

[SEE ATTACHED]



City of San Antonio
Development Services Department
Land Entitlements Section

Certificate of Determination
15-187

KW Funds-One Technology LLC/ Ashley Farrimond
100 W. Houston Street
San Antonio Texas 78205

In accordance with V.T.C.A. Local Government Code Section 212.0115 and the San Antonio Unified Development Code (UDC) 35-430(C) a plat is not be required for a property and this form will assist customers in obtaining building permits and/or utility services.

A plat is not required for the property, subject to the following conditions §35-430(C):
<u>(9) Remaining Portion</u>
<u>Details:</u>

NOTE: This Certificate of Determination (COD) documents that the identified property does not need to plat at this time.

1. If one or more of the following is determined to have occurred at the time of permitting for the development of this property, then this COD is voided and platting will be required:
   a. Habitable use in the floodplain;
   b. Public drainage improvement is required;
   c. Extension of a utility main is required; (water, gas, and electric only or utilities as listed in 35-507(a) – which would include public (or private) drainage improvements) This would not include a water well or Septic tank; and/or
   d. Any change in the acreage or Land Use identified on the COD.
2. The proposed development may need to comply with Section 35-523 of the UDC regarding the tree ordinance. Non-compliance with the tree ordinance can result in a fine of $2000.00 or an additional fee equal to the fee established in Appendix C for commencing development without a tree permit.

Nob-Residential
Land Use



Applicants Signature _____ Date 8/24/15

*Please note that the City of San Antonio's development regulations apply to all properties located inside the City of San Antonio, and the Extra Territorial Jurisdiction, which includes parts of Bexar, Comal, Guadalupe, Kendall, Medina and Wilson Counties.

Legal Description: NCB 17108, Blk 1, being the northeast irreular 266.79 feet of Lot 1

Acreage/Square Footage: 6.8478 acres

Physical Address: 7411 JohnSmith

Dated this 21st day of August, 2015



By: _____ Planner
Land Entitlement
1901 South Alamo, Suite 107
San Antonio, TX 78204
(210) 207-1111

Supervisor:
Senior Planner
Land Entitlement

Revisions March 31, 2015